SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 15, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim Financial Statements as of June 30, 2024 together with the reports on review of interim Financial Statements

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2024

CONTENT

Cover sheet

Condensed consolidated interim Financial Statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Business combinations
Note 12: Investments in associates and joint arrangements
Note 13: Other non-financial assets
Note 14: Related parties
Note 15: Deposits
Note 16: Other financial liabilities
Note 17: Provisions
Note 18: Other non-financial liabilities
Note 19: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 20: Disclosures by operating segment
Note 21: Income tax
Note 22: Commissions income
Note 23: Differences in quoted prices of gold and foreign currency
Note 24: Other operating income
Note 25: Employee benefits
Note 26: Administrative expenses
Note 27: Other operating expenses
Note 28: Additional disclosures in the statement of cash flows
Note 29: Capital stock

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2024

CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)
Note 30: Earnings per share – Dividends
Note 31: Deposit guarantee insurance
Note 32: Restricted assets
Note 33: Trust activities
Note 34: Compliance with CNV regulations
Note 35: Accounting items that identify the compliance with minimum cash requirements
Note 36: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 37: Corporate bonds issuance
Note 38: Off balance sheet transactions
Note 39: Tax and other claims
Note 40: Restriction on dividends distribution
Note 41: Capital management, corporate governance transparency policy and risk management
Note 42: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 43: Events after reporting period
Note 44: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements
Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

Reports
Review report on condensed consolidated interim Financial Statements
Review report on condensed separate interim Financial Statements

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	06/30/2024	12/31/2023
ASSETS
Cash and deposits in banks	10		1,633,431,412	2,161,341,905
Cash			240,566,602	714,328,015
Central Bank of Argentina			959,132,307	927,777,645
Other local and foreign entities			433,182,034	519,135,505
Other			550,469	100,740
Debt securities at fair value through profit or loss	5 and 10		4,487,256,710	3,149,822,098
Derivative financial instruments	10		46,762,337	23,628,010
Repo transactions	10			1,106,648,980
Other financial assets	6, 8 and 10	R	346,560,441	362,504,557
Loans and other financing	7, 8 and 10	B, C, D and R	3,472,924,267	3,302,701,827
Non-financial public sector			45,067,383	8,479,393
Other financial entities			36,248,965	17,914,481
Non-financial private sector and foreign residents			3,391,607,919	3,276,307,953
Other debt securities	8, 9 and 10	R	563,567,480	776,246,427
Financial assets delivered as guarantee	10 and 32		160,627,203	238,920,829
Current income tax assets	21		50,525,919	1,577,992
Equity instruments at fair value through profit or loss	10		6,411,518	5,777,608
Investments in associates and joint arrangements	12		2,700,207	3,029,368
Property, plant and equipment		F	646,604,305	641,406,267
Intangible assets		G	128,535,510	135,136,256
Deferred income tax assets	21		1,862,597	1,789,719
Other non-financial assets	13		80,945,993	96,725,797
Non-current assets held for sale			72,548,989	75,304,688
TOTAL ASSETS			11,701,264,888	12,082,562,328

Jorge Pablo Brito
1	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	06/30/2024	12/31/2023
LIABILITIES
Deposits	10 and 15	H and I	6,740,180,902	6,058,772,046
Non-financial public sector			795,854,649	336,355,898
Financial sector			11,981,820	36,287,892
Non-financial private sector and foreign residents			5,932,344,433	5,686,128,256
Liabilities at fair value through profit or loss	10	I	52,972,984	24,854,427
Derivative financial instruments	10	I	333,233	5,101,732
Repo transactions	10	I		42,428,741
Other financial liabilities	10 and 16	I	757,037,020	680,452,805
Financing received from the BCRA and other financial institutions	10	I	21,407,008	35,593,213
Issued corporate bonds	10 and 37	I	59,924,364	105,821,417
Current income tax liabilities	21		4,027,144	384,504,932
Subordinated corporate bonds	10 and 37	I	369,515,426	590,063,918
Provisions	17	J and R	13,751,670	15,718,425
Deferred income tax liabilities	21		38,987,837	82,230,806
Other non-financial liabilities	18		449,509,193	381,333,899
TOTAL LIABILITIES			8,507,646,781	8,406,876,361

SHAREHOLDERS’ EQUITY
Capital stock	29		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			1,030,218,406	1,030,218,406
Earnings reserved			2,048,482,452	1,502,265,879
Unappropriated retained earnings			1,230,835	1,096,256
Accumulated other comprehensive income			6,994,359	72,386,330
Net income of the period / fiscal year			92,844,076	1,055,812,360
Net shareholders’ equity attributable to controlling interests			3,192,839,322	3,674,848,425
Net shareholders’ equity attributable to non-controlling interests			778,785	837,542
TOTAL SHAREHOLDERS’ EQUITY			3,193,618,107	3,675,685,967
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			11,701,264,888	12,082,562,328

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
2	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Interest income		Q	619,674,312	1,469,174,530	1,141,047,442	2,192,421,448
Interest expense		Q	(431,716,652)	(1,080,570,756)	(740,010,517)	(1,342,253,773)
Net interest income			187,957,660	388,603,774	401,036,925	850,167,675
Commissions income	22	Q	112,147,491	213,076,759	108,464,549	220,181,109
Commissions expense		Q	(16,414,431)	(28,363,701)	(10,605,870)	(21,001,491)
Net commissions income			95,733,060	184,713,058	97,858,679	199,179,618
Subtotal (Net interest income plus Net commissions income)			283,690,720	573,316,832	498,895,604	1,049,347,293
Net gain from measurement of financial instruments at fair value through profit or loss		Q	121,199,085	1,629,883,841	192,768,698	235,054,370
Profit from sold or derecognized assets at amortized cost			(3,958)	21,317	4	279
Differences in quoted prices of gold and foreign currency	23		25,653,720	121,208,573	281,715,736	450,369,091
Other operating income	24		46,181,922	95,628,057	28,425,854	54,712,136
Credit loss expense on financial assets			(16,477,182)	(38,835,763)	(20,507,382)	(36,504,778)
Net operating income			460,244,307	2,381,222,857	981,298,514	1,752,978,391
Employee benefits	25		(136,435,077)	(294,592,883)	(114,011,208)	(221,936,966)
Administrative expenses	26		(67,082,716)	(147,776,414)	(63,875,267)	(117,453,752)
Depreciation and amortization of fixed assets		F and G	(26,999,849)	(55,791,996)	(22,959,535)	(45,464,979)
Other operating expenses	27		(130,656,703)	(297,226,309)	(137,399,993)	(247,019,450)
Operating income			99,069,962	1,585,835,255	643,052,511	1,121,103,244
Loss from associates and joint arrangements	12		(5,648,084)	(5,901,644)	(705,394)	(1,715,769)
Loss on net monetary position			(462,660,095)	(1,516,659,896)	(406,561,974)	(813,036,894)
(Loss) / income before tax on continuing operations			(369,238,217)	63,273,715	235,785,143	306,350,581
Income tax on continuing operations	21.c)		135,995,500	29,820,476	(71,713,619)	(97,318,022)
Net (loss) / income from continuing operations			(233,242,717)	93,094,191	164,071,524	209,032,559
Net (loss) / income of the period			(233,242,717)	93,094,191	164,071,524	209,032,559
Net (loss) / income of the period attributable to controlling interests			(233,711,306)	92,844,076	163,958,198	208,857,577
Net income of the period attributable to non-controlling interest			468,589	250,115	113,326	174,982

Jorge Pablo Brito
3	Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Net profit attributable to parent’s shareholders	(233,711,306)	92,844,076	163,958,198	208,857,577
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	(233,711,306)	92,844,076	163,958,198	208,857,577
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	(365.5092)	145.2020	256.4199	326.6396

Jorge Pablo Brito
4	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Net (loss) / income of the period			(233,242,717)	93,094,191	164,071,524	209,032,559
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(4,219,073)	(20,893,487)	(227,121)	(1,201,891)
Foreign currency translation differences of the period			(4,219,073)	(20,893,487)	(227,121)	(1,201,891)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(43,736,074)	(44,498,484)	8,222,743	5,374,591
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(66,998,641)	(58,702,984)	13,067,486	4,419,258
Adjustment for reclassification of the period			(408,419)	(11,192,309)	(525,227)	3,651,320
Income tax	21.c)		23,670,986	25,396,809	(4,319,516)	(2,695,987)
Total other comprehensive (loss) / income that will be reclassified to profit or loss of the period			(47,955,147)	(65,391,971)	7,995,622	4,172,700
Total other comprehensive (loss) / income			(47,955,147)	(65,391,971)	7,995,622	4,172,700
Total comprehensive (loss) / income of the period			(281,197,864)	27,702,220	172,067,146	213,205,259
Total comprehensive (loss) / income attributable to controlling interests			(281,666,453)	27,452,105	171,953,820	213,030,277
Total comprehensive income attributable to non-controlling interests			468,589	250,115	113,326	174,982

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
5	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,030,218,406	20,063,329	52,323,001	616,106,713	886,159,166	1,056,908,616	3,674,848,425	837,542	3,675,685,967
Total comprehensive income of the period
- Net income of the period									92,844,076	92,844,076	250,115	93,094,191
- Other comprehensive loss of the period					(20,893,487)	(44,498,484)				(65,391,971)		(65,391,971)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							211,162,472		(211,162,472)
- Reserve for dividends pending Central Bank of Argentina’s authorization	30							335,054,101	(842,622,098)	(507,567,997)		(507,567,997)
- Personal assets tax on shares and equity interests									(1,893,211)	(1,893,211)		(1,893,211)
Other changes											(308,872)	(308,872)
Amount at the end of the period		639,413	12,429,781	1,030,218,406	(830,158)	7,824,517	827,269,185	1,221,213,267	94,074,911	3,192,839,322	778,785	3,193,618,107

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,030,218,406	2,519,574	(2,343,863)	567,918,559	1,015,518,141	241,705,524	2,868,605,535	474,125	2,869,079,660
Total comprehensive income of the period
- Net income of the period									208,857,577	208,857,577	174,982	209,032,559
- Other comprehensive income of the period					(1,201,891)	5,374,591				4,172,700		4,172,700
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							48,188,154		(48,188,154)
- Reserve for dividends pending Central Bank of Argentina’s authorization								(129,358,975)	(188,991,150)	(318,350,125)		(318,350,125)
- Personal assets tax on shares and equity interests									(3,429,964)	(3,429,964)		(3,429,964)
Other changes											(267,121)	(267,121)
Amount at the end of the period		639,413	12,429,781	1,030,218,406	1,317,683	3,030,728	616,106,713	886,159,166	209,953,833	2,759,855,723	381,986	2,760,237,709

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
6	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	06/30/2024	06/30/2023
Cash flows from operating activities
Income of the period before income tax		63,273,715	306,350,581
Adjustment for the total monetary effect of the period		1,516,659,896	813,036,894
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		55,791,996	45,464,979
Credit loss expense on financial assets		38,835,763	36,504,778
Difference in quoted prices of foreign currency		(61,937,505)	(289,443,367)
Other adjustments		(919,838,342)	712,398,849
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		(1,577,888,985)	(998,252,020)
Derivative financial instruments		(23,134,327)	(741,292)
Repo transactions		1,106,648,980	(155,908,645)
Loans and other financing
Non-financial public sector		(36,587,990)	(56,615,955)
Other financial entities		(18,334,484)	(2,641,998)
Non-financial private sector and foreign residents		(156,844,140)	55,281,600
Other debt securities	30	105,870,998	431,466,483
Financial assets delivered as guarantee		78,293,626	12,741,041
Equity instruments at fair value through profit or loss		(633,910)	(564,166)
Other assets		33,736,407	(182,756,587)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		459,498,751	(123,419,886)
Financial sector		(24,306,072)	1,667,906
Non-financial private sector and foreign residents		246,216,177	(60,759,479)
Liabilities at fair value through profit or loss		28,118,557	2,392,868
Derivative financial instruments		(4,768,499)	27,778
Repo transactions		(42,428,741)	27,080,565
Other liabilities		(20,827,860)	123,261,438
Income tax payments		(235,958,620)	(43,862,610)
Total cash from operating activities (A)		609,455,391	652,709,755

Jorge Pablo Brito
7	Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	06/30/2024	06/30/2023
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(49,854,614)	(44,283,182)
Other payments related to investing activities		(534,342)
Total cash used in investing activities (B)		(50,388,956)	(44,283,182)
Cash flows from financing activities
Payments:
Dividends	30	(256,478,782)	(283,306)
Non-subordinated corporate bonds		(21,326,001)	(7,353,921)
Financing from local financial entities		(6,043,251)
Subordinated corporate bonds		(12,230,289)	(12,291,379)
Other payments related to financing activities		(3,053,029)	(4,749,733)
Collections / Incomes:
Non-subordinated corporate bonds			1,668,842
Financing from local financial entities			1,338,325
Total cash used in financing activities (C)		(299,131,352)	(21,671,172)
Effect of exchange rate fluctuations (D)		122,458,158	445,345,074
Monetary effect on cash and cash equivalents (E)		(1,189,041,523)	(1,672,658,158)
Net decrease in cash and cash equivalents (A+B+C+D+E)		(806,648,282)	(640,557,683)
Cash and cash equivalents at the beginning of the fiscal year	28	2,487,400,507	4,198,288,898
Cash and cash equivalents at the end of the period	28	1,680,752,225	3,557,731,215

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
8	Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

During 2023, 2022, 2021 and 2020, the Bank in conjunction with other entities of the argentine financial system made contributions in the company Play Digital SA for a total amount of 977,225 (not restated), reaching an equity interest of 9.1886%. In addition, the Bank, through its subsidiary Banco BMA SAU, indirectly owns an interest of 1.4342%, consequently, the interest at a consolidated level amounts to 10.6228%. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU) at USD 5,218,800 payable with the proceeds of this company’s dividends. The main purpose of this company is grain brokerage. For further information see also Note 11.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 11.

On August 22, 2024, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of June 30, 2024 and December 31, 2023, the deposits held by the Misiones Provincial Government with the Bank amounted to 141,827,288 and 82,385,536 (including 8,399,190 and 9,373,013 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of June 30, 2024 and December 31, 2023, the deposits held by the Salta Provincial Government with the Bank amounted to 220,951,046 and 118,524,362 (including 12,694,964 and 15,788,184, related to court deposits), respectively.

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of June 30, 2024 and December 31, 2023, the deposits held by the Jujuy Provincial Government with the Bank amounted to 27,219,227 and 31,963,932 (including 8,464,939 and 9,882,764, related to court deposits), respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of June 30, 2024 and December 31, 2023, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 288,432,615 and 76,397,083 (including 33,165,523 and 40,562,956, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of June 30, 2024 and December 31, 2023 for an amount of 58,769 and 4,096,843, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, and according an estimation calculated by the Bank, the Statement of income of the six-month period ended June 30, 2024, would have recorded a decrease in “Interest income” for an amount of 69,803 and, on the other hand, an increase in “Loss on net monetary position” for an amount of 6,550 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 78,086, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the six-month period ended June 30, 2023 a decrease in “Interest income” for an amount of 7,585,453 and on the other hand, an increase in “Loss on net monetary position” for an amount of 241,928 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 7,090,639, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates nor the total comprehensive income of the six-month periods ended June 30, 2024 and 2023.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7899. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for presentation and consolidation

These condensed consolidated interim Financial Statements as of June 30, 2024, have been prepared in accordance with the accounting framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements, in addition to section “Measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated Financial Statements for the fiscal year ended on December 31, 2023, already issued.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended on December 31, 2023, already issued. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim Financial Statements must be read together with the annual consolidated Financial Statements for the fiscal year ended December 31, 2023, already issued.

As of June 30, 2024 and December 31, 2023, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services

Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Subsidiaries	Principal place of business	Country	Main activity
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services

Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage

Banco BMA SAU (4)	Ave. Eduardo Madero 1182 – 9th floor – CABA	Argentina	Financial entity

BMA Asset Management SGFCISA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds

BMA Valores SA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 57,270).
(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 11).
(4)	Consolidated with the Bank since November 2023, as control was obtained in such month. Additionally, Banco BMA SAU consolidates with BMA Asset Management SGFCISA (87% equity interest and voting rights) and with BMA Valores SA (87% equity interest and voting rights).

As of June 30, 2024 and December 31, 2023, the Bank's interest in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU (1)	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (formerly known as Comercio Interior SAU) (2)	Common	615,519	100.00%	100.00%
Banco BMA SAU (3)	Common	729,166,165	100.00%	100.00%
	Preferred	14,565,089	100.00%
BMA Asset Management SGFCISA (3)	Common	91,950	100.00%	100.00%
BMA Valores SA (3)	Common	52,419,500	100.00%	100.00%

(1)	On May 9, 2024, the Bank made an irrevocable contribution of 250,000 (amount not restated) to Macro Fiducia SAU.
(2)	Interest acquired in May 2023 (see Note 11).
(3)	Interest acquired in November 2023 (see Note 11).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of June 30, 2024 and December 31, 2023 are as follows:

	Balances as of 06/30/2024
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	10,367,298,163	7,174,458,841	3,192,839,322
Macro Bank Limited	155,822,808	120,282,019	35,540,789
Macro Securities SAU (1)	413,079,226	291,009,777	122,069,449
Macro Fiducia SAU	1,183,437	26,846	1,156,591
Argenpay SAU	27,370,044	16,426,756	10,943,288
Fintech SGR	29,021,613	27,983,239	259,589	778,785
Macro Agro SAU (formerly known as Comercio Interior SAU)	30,201,055	28,971,901	1,229,154
Banco BMA SAU (2)	1,302,435,610	945,621,524	356,814,086
Eliminations	(625,147,068)	(97,134,122)	(528,012,946)
Consolidated	11,701,264,888	8,507,646,781	3,192,839,322	778,785

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.
(2)	Includes the balance amounts of its subsidiaries BMA Asset Management SGFCISA and BMA Valores SA.

	Balances as of 12/31/2023
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	10,519,458,709	6,844,610,284	3,674,848,425
Macro Bank Limited	174,223,152	125,004,283	49,218,869
Macro Securities SAU (1)	309,403,652	206,188,877	103,214,775
Macro Fiducia SAU	1,170,062	85,681	1,084,381
Argenpay SAU	27,346,665	14,872,082	12,474,583
Fintech SGR	30,158,379	29,041,680	279,157	837,542
Macro Agro SAU (formerly known as Comercio Interior SAU)	43,309,424	41,918,534	1,390,890
Banco BMA SAU (2)	1,584,588,095	1,202,822,061	381,766,034
Eliminations	(607,095,810)	(57,667,121)	(549,428,689)
Consolidated	12,082,562,328	8,406,876,361	3,674,848,425	837,542

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.
(2)	Includes the balance amounts of its subsidiaries BMA Asset Management SGFCISA and BMA Valores SA.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Figures expressed in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of June 30, 2024, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of June 30, 2024, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and six-month periods ended June 30, 2024, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the six-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) as of June 30, 2024, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended and supplemented, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement must be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes are used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices index (WPI, for its acronym in Spanish) published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the WPI variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 79.77% and 50.68% for the six-month periods ended on June 30, 2024 and 2023, respectively, and 211.41% for the fiscal year ended on December 31, 2023.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented.

Description of the main aspects of the restatement process for statements of financial position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent those effects. The net gain or loss on a monetary basis is included in profit or loss for the reporting period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measuring unit, the profit or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated at indexes that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Profit or loss for the period related to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other non-monetary assets cost are determined on the basis of the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates the creditor for the effects of inflation is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period, without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred income tax liability whose balancing entry is recognized in profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation (surplus of the revalued value over the restated value) is recognized in other comprehensive income.

Description of the main aspects of the restatement process for statements of income and other comprehensive income

(i)	Expenses and income are restated from the date the items were recorded, except for those profit or loss items that reflect or include, in their determination, the consumption of assets measured at purchasing power currency of a date prior to that which the consumption was recorded, which are restated using as basis the origination date of the assets related to the item; and also except for income or loss arising from comparing two measurements at purchasing power currency of different dates, for which it requires to identify the amounts compared, restate them separately and repeat the comparison, with the amounts already restated.

(ii)	Gain or loss on monetary position will be classified based on the item that generated it and is presented in a separate line reflecting effect of inflation on monetary items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

a)	The components of equity, except the ones mentioned below, were restated as from the date on which they were subscribed for or paid-in, according to the Communiqué “A” 6849 for each item.

b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at their nominal value as of the transition date (legal amount not restated).

c)	Restated unappropriated retained earnings were determined as a difference between the restated net asset as of the transition date and the rest of the components of initial equity restated as described in the abovementioned paragraphs.

d)	The accumulated balances of other comprehensive income were recalculated as of the transition date.

(ii)	After the restatement as of the transition date in (i) above, all equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows

(i)	All items are restated in terms of the measuring unit current as of the end of the reporting period.

(ii)	Monetary gain or loss generated by cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income and expenses, as well as the determination and disclosure of contingent assets and liabilities, as of the end of the reporting period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events. Therefore, the uncertainties associated with the estimates and assumptions adopted may drive in the future to final amounts that may differ from those estimates and may require significant adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in Note 3 section “accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2023, already issued.

Standards amendments adopted in the fiscal year

For the fiscal year beginning on January 1, 2024, the following amendments to IFRS are effective and they did not have a material impact on these condensed consolidated interim Financial Statements as a whole:

Amendments to IFRS 16 “Leases” – Sale and leaseback transactions:

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the lessee-seller does not recognize any amount of the gain or loss that relates to the right of use. Applying these requirements will not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss related to the partial or full termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

This amendment in the IFRS did not have a material impact on these condensed consolidated interim Financial Statements.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” – Disclosures on supplier finance arrangements:

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

These amendments did not have material impacts on the disclosures of the condensed consolidated interim Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it will disclose information that enables users of the financial statements to understand how the currency not being exchangeable into another currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. These amendments are effective as of January 1, 2025. The Bank is evaluating the effects that this amendment would cause on the financial statements.

IFRS 18 – Presentation and disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in Financial Statements”, which addresses the format for the presentation of profit or loss in the Financial Statements, management-defined performance measures and aggregation/disaggregation of disclosures information. This standard will replace IAS 1 and is effective as of January 1, 2027. The Bank is evaluating the effects that this standard would cause on the financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date”, that is, when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.

•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) features and other similar contingent features.

•	Clarify the treatment of non-recourse assets and contractually linked instruments.

•	Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of June 30, 2024 and December 31, 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	06/30/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	2,333,948,075	2,489,276,923
Guarantees granted (1)	205,198,469	332,653,927
Overdraft and unused agreed commitments (1)	35,067,008	65,765,524
Responsibilities for foreign trade operations	24,912,472	72,107,482
Subtotal	2,599,126,024	2,959,803,856
Less: Allowance for Expected Credit Losses (ECL)	(4,642,323)	(3,788,204)
Total	2,594,483,701	2,956,015,652

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees granted include an amount of 1,061,489 and 1,175,348, as of June 30, 2024 and December 31, 2023, respectively. The Overdraft and unused agreed commitments include an amount of 1,113,195 and 21,034, as of June 30, 2024 and December 31, 2023, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

Disclosures related to the allowance for ECL are detailed in item 8.5 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Government securities (1)	4,412,834,473	3,080,662,179
Private securities (2)	69,751,221	58,949,719
Government securities – Foreign	4,671,016	10,210,200
Total	4,487,256,710	3,149,822,098

(1)	In March and June 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency – Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put options) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with fair value amounted to zero. As of June 30, 2024 and December 31, 2023, the notional value amounted to 467,268 and 2,010,398,108, respectively (see Exhibits A and O to the condensed separate interim Financial Statements).

(2)	During July 2023, the Bank decided to enter into an exchange of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Sundry debtors	139,693,750	187,133,252
Debtors from operations	123,281,693	125,281,902
Private securities	46,488,950	47,443,800
Receivables from spot sales of government securities pending settlement	23,826,159	168,964
Receivables from spot sales of foreign currency pending settlement	12,746,473	2,540,679
Other	866,980	1,006,104
Subtotal	346,904,005	363,574,701
Less: Allowances for ECL	(343,564)	(1,070,144)
Total	346,560,441	362,504,557

Disclosures related to allowance for ECL are detailed in item 8.4 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Non-financial public sector (1)	45,067,383	8,479,393
Other financial entities	36,248,965	17,914,481
Other financial entities	36,263,680	17,956,235
Less: allowance for ECL	(14,715)	(41,754)
Non-financial private sector and foreign residents	3,391,607,919	3,276,307,953
Overdrafts	416,190,089	518,438,286
Documents	639,931,016	608,240,820
Mortgage loans	312,369,296	296,806,493
Pledge loans	66,519,974	50,565,282
Personal loans	491,167,038	431,948,050
Credit cards	795,457,790	875,939,837
Financial leases	11,430,039	17,057,909
Other	738,832,315	573,713,576
Less: allowance for ECL	(80,289,638)	(96,402,300)
Total	3,472,924,267	3,302,701,827

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards” to the consolidated Financial Statements as of December 31, 2023, already issued. Additionally, Note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements, letters of credit, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

8.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	06/30/2024	12/31/2023
Loans and other financing	3,553,228,620	3,399,145,881
Individual assessment	1,186,042,958	788,804,791
Collective assessment	2,367,185,662	2,610,341,090
Less: Allowance for ECL (1)	(80,304,353)	(96,444,054)
Total	3,472,924,267	3,302,701,827

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

As explained in Note 45.1.3 to the consolidated Financial Statements as of December 31, 2023, already issued, “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for expectations of increased risk due to the change in economic policy”, the Bank resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust imbalances macroeconomics and an inflation stabilization plan. As of June 30, 2024 and December 31, 2023, said adjustment was estimated at 3,529,297 and 19,735,686, respectively, as explained in the section "Adjustment for expectations of increased risk due to the change in economic policy" of the aforementioned note.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		06/30/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		3,353,968,977	74,912,104		3,428,881,081	96.50
High grade	0.00% - 3.50%	3,075,746,472	17,459,761		3,093,206,233	87.05
Standard grade	3.51% - 7.00%	204,358,668	16,829,493		221,188,161	6.23
Sub-standard grade	7.01% - 33.00%	73,863,837	40,622,850		114,486,687	3.22
Past due but not impaired (1)	33.01% - 99.99%	23,712,581	61,520,418		85,232,999	2.40
Impaired	100%			39,114,540	39,114,540	1.10
	Total	3,377,681,558	136,432,522	39,114,540	3,553,228,620	100
	%	95.06	3.84	1.10	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		3,185,800,898	88,675,913		3,274,476,811	96.33
High grade	0.00% - 3,50%	2,984,536,798	31,680,393		3,016,217,191	88.73
Standard grade	3.51% - 7,00%	133,605,963	19,948,760		153,554,723	4.52
Sub-standard grade	7.01% - 33,00%	67,658,137	37,046,760		104,704,897	3.08
Past due but not impaired (1)	33.01% - 99,99%	17,186,754	71,539,665		88,726,419	2.61
Impaired	100%			35,942,651	35,942,651	1.06
	Total	3,202,987,652	160,215,578	35,942,651	3,399,145,881	100
	%	94.23	4.71	1.06	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

8.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

		06/30/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,149,993,414	8,494,180		1,158,487,594	97.67
High grade	0.00% - 3.50%	1,088,557,358	1,451,749		1,090,009,107	91.90
Standard grade	3.51% - 7.00%	60,199,562	3,380,005		63,579,567	5.36
Sub-standard grade	7.01% - 33.00%	1,236,494	3,662,426		4,898,920	0.41
Past due but not impaired	33.01% - 99.99%		17,751,391		17,751,391	1.50
Impaired	100%			9,803,973	9,803,973	0.83
	Total	1,149,993,414	26,245,571	9,803,973	1,186,042,958	100
	%	96.96	2.21	0.83	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		731,489,381	12,758,859		744,248,240	94.35
High grade	0.00% - 3.50%	666,759,382	7,681,252		674,440,634	85.50
Standard grade	3.51% - 7.00%	36,898,953	2,626		36,901,579	4.68
Sub-standard grade	7.01% - 33.00%	27,831,046	5,074,981		32,906,027	4.17
Past due but not impaired	33.01% - 99.99%		31,855,839		31,855,839	4.04
Impaired	100%			12,700,712	12,700,712	1.61
	Total	731,489,381	44,614,698	12,700,712	788,804,791	100
	%	92.73	5.66	1.61	100

8.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

		06/30/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,203,975,564	66,417,923		2,270,393,487	95.91
High grade	0.00% - 3.50%	1,987,189,115	16,008,011		2,003,197,126	84.62
Standard grade	3.51% - 7.00%	144,159,106	13,449,488		157,608,594	6.66
Sub-standard grade	7.01% - 33.00%	72,627,343	36,960,424		109,587,767	4.63
Past due but not impaired (1)	33.01% - 99.99%	23,712,581	43,769,027		67,481,608	2.85
Impaired	100%			29,310,567	29,310,567	1.24
	Total	2,227,688,145	110,186,950	29,310,567	2,367,185,662	100
	%	94.11	4.65	1.24	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,454,311,517	75,917,054		2,530,228,571	96.93
High grade	0.00% - 3.50%	2,317,777,416	23,999,141		2,341,776,557	89.71
Standard grade	3.51% - 7.00%	96,707,010	19,946,134		116,653,144	4.47
Sub-standard grade	7.01% - 33.00%	39,827,091	31,971,779		71,798,870	2.75
Past due but not impaired (1)	33.01% - 99.99%	17,186,754	39,683,826		56,870,580	2.18
Impaired	100%			23,241,939	23,241,939	0.89
	Total	2,471,498,271	115,600,880	23,241,939	2,610,341,090	100
	%	94.68	4.43	0.89	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up each financial trust or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	10,284,290			10,284,290	98.74
Financial trusts	131,492			131,492	1.26
Total	10,415,782			10,415,782	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	18,552,925			18,552,925	93.95
Financial trusts	1,195,738			1,195,738	6.05
Other private securities			258	258
Total	19,748,663		258	19,748,921	100
%	100			100

The related ECL for Corporate bonds as of June 30, 2024 and December 31, 2023 amounted to 17,070 and 21,084, respectively. The ECL related to Financial trusts as of June 30, 2024 and December 31, 2023 amounted to 44 and 249, respectively. The ECL related to Other private securities as of December 31, 2023 amounted to 258.

8.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A to the condensed separate interim Financial Statements.

8.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	300,403,372	11,683		300,415,055	100
Total	300,403,372	11,683		300,415,055	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	316,130,901			316,130,901	100
Total	316,130,901			316,130,901	100
%	100			100

The ECL related to these types of instruments amounted to 343,564 and 1,070,144 as of June 30, 2024 and December 31, 2023, respectively.

8.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,313,981,241	19,962,200	4,634	2,333,948,075	89.87
Guarantees granted	204,136,980			204,136,980	7.86
Responsibilities for foreign trade operations	24,912,472			24,912,472	0.96
Overdraft and unused agreed commitments	33,953,813			33,953,813	1.31
Total	2,576,984,506	19,962,200	4,634	2,596,951,340	100
%	99.23	0.77		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,470,087,715	19,184,541	4,667	2,489,276,923	84.14
Guarantees granted	331,478,579			331,478,579	11.20
Responsibilities for foreign trade operations	72,107,482			72,107,482	2.44
Overdraft and unused agreed commitments	65,685,625	58,865		65,744,490	2.22
Total	2,939,359,401	19,243,406	4,667	2,958,607,474	100
%	99.35	0.65		100

The related ECL for undrawn commitments of credit cards and checking accounts as of June 30, 2024 and December 31, 2023 amounted to 4,051,097 and 2,509,204, respectively. The ECL related to guarantees granted as of June 30, 2024 and December 31, 2023 amounted to 503,022 and 1,201,984, respectively. The ECL related to responsibilities for foreign trade operations as of June 30, 2024 amounted to 18,622.The ECL related to overdraft and unused agreed commitments as of June 30, 2024 and December 31, 2023 amounted to 69,582 and 77,016, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
At fair value through OCI
Government securities	314,987,254	446,040,730
Government securities – Foreign	42,762,063	78,337,068
Total at fair value through OCI (1)	357,749,317	524,377,798

At amortized cost
Government securities	190,404,870	172,695,925
Private securities	10,398,668	19,727,330
BCRA bills	5,014,625	59,445,374
Total at amortized cost	205,818,163	251,868,629
Total	563,567,480	776,246,427

(1)	In January 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.
•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.
•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 for a face value of 290,000,000.

As mentioned in Note 5, during March 2023, the following securities entered into the exchange:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.
•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.
•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

With almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with fair value amounted to zero. As of June 30, 2024 and December 31, 2023, their notional value amounted to 129,884,219 and 162,059,391, respectively (see also Note 5).

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of June 30, 2024 and December 31, 2023:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	4,487,256,710	4,435,001,553	52,240,961	14,196
Derivatives financial instruments (1)	46,762,337	19,367	46,742,970
Other financial assets	46,488,950	46,303,795		185,155
Equity instruments at fair value through profit or loss	6,411,518	1,553,230		4,858,288

At fair value through OCI
Other debt securities	357,749,317	343,237,698	14,511,619
Total	4,944,668,832	4,826,115,643	113,495,550	5,057,639

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	52,972,984	52,972,984
Derivatives financial instruments	333,233	153,014	180,219
Total	53,306,217	53,125,998	180,219

(1)	Includes the premium corresponding to the subscription of put options.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	3,149,822,098	3,112,676,626	37,132,859	12,613
Derivatives financial instruments	23,628,010	1,180	23,626,830
Other financial assets	47,443,800	47,329,822		113,978
Financial assets delivered as guarantee	45,354,603	45,354,603
Equity instruments at fair value through profit or loss	5,777,608	2,042,234		3,735,374

At fair value through OCI
Other debt securities	524,377,798	519,428,153	4,949,645
Total	3,796,403,917	3,726,832,618	65,709,334	3,861,965

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	24,854,427	24,854,427
Derivatives financial instruments	5,101,732	72,611	5,029,121
Total	29,956,159	24,927,038	5,029,121

Description of the valuation process

The fair value of instruments categorized as level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of June 30, 2024 and December 31, 2023, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Below is the reconciliation between the amounts at the beginning and at the end of the financial assets recognized at fair value categorized as level 3:

	As of June 30, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	12,613	113,978	3,735,374
Transfers to level 3
Transfers from level 3
Profit and loss	80,969	50,749	2,990,422
Recognition and derecognition	5,403	144,443	250
Monetary effects	(84,789)	(124,015)	(1,867,758)
Amount at the end of the period	14,196	185,155	4,858,288

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	5,776,645	276,638	3,834,711
Transfers to level 3
Transfers from level 3 (1)			(252,811)
Profit and loss	4,192,191	66,987	4,045,175
Recognition and derecognition	(6,211,651)		45,091
Monetary effects	(3,744,572)	(229,647)	(3,936,792)
Amount at the end of the fiscal year	12,613	113,978	3,735,374

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

The fair values of instruments measured at level 3 are determined by the Bank based on valuation techniques derived from the "income method", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of June 30, 2024 and December 31, 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each fiscal year for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of June 30, 2024 and December 31, 2023:

	06/30/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,633,431,412	1,633,431,412			1,633,431,412
Other financial assets	300,071,491	300,071,491			300,071,491
Loans and other financing	3,472,924,267			3,221,179,018	3,221,179,018
Other debt securities	205,818,163	21,184,722	162,836,995		184,021,717
Financial assets delivered as guarantee	160,627,203	160,627,203			160,627,203
Total	5,772,872,536	2,115,314,828	162,836,995	3,221,179,018	5,499,330,841

Financial liabilities
Deposits	6,740,180,902	3,591,382,233		3,160,264,476	6,751,646,709
Other financial liabilities	757,037,020	741,612,103	14,832,279		756,444,382
Financing received from the BCRA and other financial institutions	21,407,008	16,457,754	4,949,254		21,407,008
Issued corporate bonds	59,924,364		60,165,571		60,165,571
Subordinated corporate bonds	369,515,426		343,539,320		343,539,320
Total	7,948,064,720	4,349,452,090	423,486,424	3,160,264,476	7,933,202,990

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,161,341,905	2,161,341,905			2,161,341,905
Repo transactions	1,106,648,980	1,106,648,980			1,106,648,980
Other financial assets	315,060,757	315,060,757			315,060,757
Loans and other financing	3,302,701,827			2,898,360,552	2,898,360,552
Other debt securities	251,868,629	165,449,054	99,891,707		265,340,761
Financial assets delivered as guarantee	193,566,226	193,566,226			193,566,226
Total	7,331,188,324	3,942,066,922	99,891,707	2,898,360,552	6,940,319,181

Financial liabilities
Deposits	6,058,772,046	3,759,956,895		2,301,626,172	6,061,583,067
Repo transactions	42,428,741	42,428,741			42,428,741
Other financial liabilities	680,452,805	658,647,401	20,911,077		679,558,478
Financing received from the BCRA and other financial institutions	35,593,213	14,035,933	21,557,280		35,593,213
Issued corporate bonds	105,821,417		107,234,420		107,234,420
Subordinated corporate bonds	590,063,918		499,544,943		499,544,943
Total	7,513,132,140	4,475,068,970	649,247,720	2,301,626,172	7,425,942,862

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

11.	BUSINESS COMBINATIONS

11.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro SAU” and consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	85,899
Debt securities at fair value through profit or loss	1,773,396
Loans and other financing	248,170
Financial assets delivered as guarantee	3,414,940
Other financial assets	13,290,850
Property, plant and equipment	239,982
Intangible assets	53,348
Other non-financial assets	197,151
19,303,736

Liabilities
Other financial liabilities	13,169,844
Provisions	37,152
Current income tax liabilities	223,802
Deferred income tax liabilities	264,458
Other non-financial liabilities	3,660,604
17,355,860
Net assets acquired at fair value	1,947,876

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 611,152.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU (formerly known as Comercio Interior SAU). The first installment will become due in 2024.

To measure the liabilities arising from this transaction the Bank estimated the company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

Additionally, on March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated). Those dividends were received by Banco Macro SA on March 12, 2024 and were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

11.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the capital stock and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital stock and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Assets acquired and liabilities assumed

The fair value of the assets identified acquired and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	289,389,493
Debt securities at fair value through profit or loss	92,102,375
Derivative financial instruments	39,907,018
Repo transactions	459,414,465
Other financial assets	29,861,004
Loans and other financing	522,380,621
Other debt securities	123,499,975
Financial assets delivered as guarantee	73,177,181
Current income tax assets	366,693
Equity instruments at fair value through profit or loss	342,218
Investments in associates and joint arrangements	17,257,439
Property, plant and equipment	67,313,141
Intangible assets	38,289,457
Deferred income tax assets	33,732,401
Other non-financial assets	13,304,567
Non-current assets held for sale	23,325,071
1,823,663,119

Liabilities
Deposits	1,213,528,442
Liabilities at fair value through profit or loss	36,577,527
Derivative financial instruments	15,421,925
Other financial liabilities	34,304,393
Financing received from the BCRA and other financial institutions	19,175,133
Issued corporate bonds	10,644,121
Current income tax liabilities	36,059,093
Provisions	5,364,345
Deferred income tax liabilities	31,832,907
Other non-financial liabilities	98,553,867
1,501,461,753
Net assets acquired at fair value	322,201,366

For the valuation of the core deposits intangible, the favorable source of funds methodology was used. This method determines the spread between the cost of central deposits acquired and the cost of an alternative source of financing over the estimated life of the core deposit base. As a result of this transaction, the intangible asset recognized amounted to 9,320,828. See Note 10 for additional fair value valuation techniques for other assets acquired and liabilities assumed in the business combination.

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in the month of May 2024 for an amount of USD 7,564,706.

If the business combination had taken place at the beginning of the year 2023, the interest income and commission income of the Bank would have amounted to 5,082,809,751 and 473,890,390, respectively, and the net income for the fiscal year ended December 31, 2023 would have amounted to 1,066,546,585.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As the amount of the net assets acquired exceeds the fair value of the price paid, including the estimated price adjustment based on the information available, the Bank recorded a gain generated by this acquisition for 281,826,263, which is recorded in “Income from associates and joint arrangements” for the fiscal year ended December 31, 2023. The gain was related to the price of this transaction determined in the arm’s length basis and the net assets acquired.

The calculation of this gain is subject to change because the estimates of all fair values are being reviewed and may be modified during the period of one year from the acquisition date as established by IFRS 3. However, the Bank’s Management does not expect significant changes in these amounts.

The Shareholders’ Meeting held on May 6, 2024, approved the pre-merger by absorption commitment of Banco BMA SAU by Banco Macro SA, whereby Banco Macro SA will incorporate Banco BMA SAU retroactively as of January 1, 2024 based on the separate Financial Statements of each of the companies, prepared as of December 31, 2023 and the special consolidated merger statement of financial position as of the same date. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in process of obtaining the administrative approval of such merger before the CNV, and has also requested the authorization of the respective merger before the BCRA.

12.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

12.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	06/30/2024	12/31/2023	06/30/2024	06/30/2023
Macro Warrants SA (1) and (2)	5%	21,755	20,819	936	(5,673)
Play Digital SA (1) and (2)	9.19%	615,274	1,343,729	(584,256)	(1,744,176)
Alianza SGR (1)	24.98%	22,679	5,411	17,269

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure this investment, accounting information of this associate as of March 31, 2024 has been used. Additionally, significant transactions conducted or events that occurred between April 1, 2024 and June 30, 2024 have been considered.

12.2	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	06/30/2024	12/31/2023	06/30/2024	06/30/2023
Banco Macro SA – Bizland SAU Unión transitoria	50%	1,803,676	1,489,435	751,468	570,499
Finova SA	50%	140,801	169,974	(29,175)	(287,512)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

13.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Investment property (see Exhibit F)	55,783,175	52,160,786
Advanced prepayments	19,445,577	14,974,831
Tax advances	3,177,350	25,968,864
Other	2,539,891	3,621,316
Total	80,945,993	96,725,797

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;
-	has significant influence over the Bank;
-	is a member of the key management personnel of the Bank or of the parent of the Bank;
-	members of the same group;
-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2024 and December 31, 2023, amounts balances related to transactions generated with related parties are as follows:

	As of June 30, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	7,306									7,306
Debt securities at fair value through profit or loss									489,750	489,750
Derivative instruments									146,216	146,216
Other financial assets				14,205,034				30,305,809	471,387	44,982,230
Loans and other financing (4)
Other financial entities						13,736,201				13,736,201
Documents									270,874	270,874
Overdrafts					276			209,712	7,438,229	7,648,217
Credit cards								641,954	167,189	809,143
Financial leases					17,415				44,310	61,725
Personal loans								1,053		1,053
Mortgage loans								2,685,475		2,685,475
Other (5)								776,502	10,867,706	11,644,208
Guarantees granted									23,686,707	23,686,707
Total assets	7,306			14,205,034	17,691	13,736,201		34,620,505	43,582,368	106,169,105

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Liabilities
Deposits		64,832,310	605,735	1,786	207,526		346,206	57,064,790	18,572,387	141,630,740
Other financial liabilities								1,881,828	1,756,634	3,638,462
Issued corporate bonds		18,078								18,078
Subordinated corporate bonds				1,042,585	139,012					1,181,597
Other non-financial liabilities									2,734,789	2,734,789
Total liabilities		64,850,388	605,735	1,044,371	346,538		346,206	58,946,618	23,063,810	149,203,666

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)	The maximum financing amount for Loans and other financing as of June 30, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Banco BMA SAU, Key management personnel and Other related parties amounted to 10,290,251, 43,919, 16,630,852, 6,115,465 and 95,090,231, respectively.
(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	11,646								11,646
Other financial assets				14,968,086			1,937,849	12,835,428	29,741,363
Loans and other financing (4)
Documents								2,309,159	2,309,159
Overdrafts							462,943	4,785,720	5,248,663
Credit cards							1,087,885	231,982	1,319,867
Financial leases					55,686			92,766	148,452
Personal loans							9,999		9,999
Mortgage loans							2,268,613		2,268,613
Other (5)							679,918	10,565,820	11,245,738
Guarantees granted								47,383,381	47,383,381
Total assets	11,646			14,968,086	55,686		6,447,207	78,204,256	99,686,881

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Liabilities
Deposits		28,377,133	464,809	44,370	20,081	547,086	44,341,406	39,002,883	112,797,768
Liabilities at fair value through profit or loss								24,840,468	24,840,468
Other financial liabilities							9,183,680	1,715,844	10,899,524
Issued corporate bonds		5,186,410							5,186,410
Subordinated corporate bonds				1,405,267	221,884				1,627,151
Other non-financial liabilities								4,533,394	4,533,394
Total liabilities		33,563,543	464,809	1,449,637	241,965	547,086	53,525,086	70,092,589	159,884,715

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 38,898,015, 123,148, 6,763,974 and 92,607,407, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2024 and 2023 with related parties are as follows:

	As of June 30, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		70,176			6,333	365,440	4	1,467,669	4,906,148	6,815,770
Interest expense					(70,717)	(1,266,707)	(44,019)	(50,494)	(1,045,823)	(2,477,760)
Commissions income		55,437		3,982			384	411	423,138	483,352
Commissions expense				(50,559)				(103)	(142,745)	(193,407)
Net gain from measurement of financial instruments at fair value through profit or loss									138,668	138,668
Other operating income				3,706,959	5,471		1,597	12,150	24,339	3,750,516
Administrative expense									(2,838,829)	(2,838,829)
Other operating expense									(560,853)	(560,853)
Total income / (loss)		125,613		3,660,382	(58,913)	(901,267)	(42,034)	1,429,633	904,043	5,117,457

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		13,004			16,945		1,197,485	3,972,938	5,200,372
Interest expense						(81,291)	(266,012)	(102,108)	(449,411)
Commissions income		89,672				1,356	320	635,881	727,229
Commissions expense				(42,087)			(100)	(88,729)	(130,916)
Other operating income		231,013	59	5,234,456	1,122			167	5,466,817
Credit loss expense on financial assets		211,059							211,059
Administrative expense								(2,187,745)	(2,187,745)
Other operating expense								(245,843)	(245,843)
Total income / (loss)		544,748	59	5,192,369	18,067	(79,935)	931,693	1,984,561	8,591,562

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2024 and December 31, 2023 amounted to 3,230,276 and 3,059,181, respectively.

In addition, fees received by the Directors as of June 30, 2024 and 2023 amounted to 24,755,979 and 6,633,834, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	06/30/2024	12/31/2023
Board of Directors	22	22
Senior managers of the key management personnel	11	12
Total	33	34

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

15.	DEPOSITS

The composition of deposits as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Non-financial public sector	795,854,649	336,355,898
Financial sector	11,981,820	36,287,892
Non-financial private sector and foreign residents	5,932,344,433	5,686,128,256
Checking accounts	817,412,982	916,162,365
Saving accounts	2,329,379,358	2,570,801,920
Time deposits	2,330,799,827	1,884,444,012
Investment accounts	376,343,762	225,102,415
Other	78,408,504	89,617,544
Total	6,740,180,902	6,058,772,046

16.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Credit and debit card settlement - due to merchants	368,022,446	361,376,763
Amounts payable for other spot purchases pending settlement	227,652,808	167,997,198
Payment orders pending to foreign exchange settlement	55,771,182	61,897,369
Collections and other transactions on account and behalf of others	21,129,623	18,795,065
Amounts payable for spot purchases of foreign currency pending settlement	12,611,538	2,384,777
Finance leases liabilities	12,498,401	16,878,479
Amounts payable for spot purchases of government securities pending settlement	464,307	558,366
Other	58,886,715	50,564,788
Total	757,037,020	680,452,805

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of June 30, 2024 and December 31, 2023.

The expected terms to settle these obligations are as follows:

	06/30/2024
Composition	Within 12 months	Over 12 months	06/30/2024	12/31/2023
For administrative, disciplinary and criminal penalties		500	500	899
Letters of credits, guarantees and other commitments (1)	4,642,323		4,642,323	3,788,204
Commercial claims in progress (2)	1,208,231	2,391,002	3,599,233	5,070,655
Labor lawsuits	729,122	378,964	1,108,086	1,138,777
Pension funds - reimbursement	643,268	177,368	820,636	2,192,031
Other	1,519,411	2,061,481	3,580,892	3,527,859
Total	8,742,355	5,009,315	13,751,670	15,718,425

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 39.2.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

18.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Dividends payable (see Note 30)	168,542,230	144,073
Salaries, bonuses and payroll taxes payables	88,360,615	95,086,043
Withholdings	80,747,731	81,152,324
Miscellaneous payables	33,308,794	36,910,058
Taxes payables	31,959,932	60,704,016
Retirement pension payment orders pending settlement	3,033,069	2,855,461
Directors’ and syndics’ fees payable	1,623,630	31,449,458
Other	41,933,192	73,032,466
Total	449,509,193	381,333,899

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2024 and December 31, 2023:

06/30/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	1,633,431,412
Debt securities at fair value through profit or loss		471,998,153	4,015,258,557
Derivative financial instruments		46,762,337
Other financial assets	81,623,096	210,867,726	54,069,619
Loans and other financing (1)	11,208,337	2,582,665,773	879,050,157
Other debt securities		479,284,455	84,283,025
Financial assets delivered as guarantee	160,627,203
Equity instruments at fair value through profit or loss	6,411,518
Total assets	1,893,301,566	3,791,578,444	5,032,661,358

Liabilities
Deposits	3,083,133,138	3,656,700,967	346,797
Financial liabilities at fair value through profit or loss		52,972,984
Derivative financial instruments		333,233
Other financial liabilities		747,568,857	9,468,163
Financing received from the BCRA and other financial institutions		20,896,318	510,690
Issued corporate bonds		48,654,548	11,269,816
Subordinated corporate bonds		5,977,907	363,537,519
Total liabilities	3,083,133,138	4,533,104,814	385,132,985

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12/31/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	2,161,341,905
Debt securities at fair value through profit or loss		3,054,596,255	95,225,843
Derivative financial instruments		23,628,010
Repo transactions		1,106,648,980
Other financial assets	108,488,744	153,606,637	100,409,176
Loans and other financing (1)	14,271,074	2,638,838,940	649,591,813
Other debt securities		260,951,775	515,294,652
Financial assets delivered as guarantee	184,183,823	54,737,006
Equity instruments at fair value through profit or loss	5,777,608
Total assets	2,474,063,154	7,293,007,603	1,360,521,484

Liabilities
Deposits	3,018,244,061	3,040,177,486	350,499
Financial liabilities at fair value through profit or loss		24,854,427
Derivative financial instruments		5,101,732
Repo transactions		42,428,741
Other financial liabilities		666,044,313	14,408,492
Financing received from the BCRA and other financial institutions		23,836,195	11,757,018
Issued corporate bonds		95,994,864	9,826,553
Subordinated corporate bonds		10,289,838	579,774,080
Total liabilities	3,018,244,061	3,908,727,596	616,116,642

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

21.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of June 30, 2024 and December 31, 2023, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Current income tax (profit) / charge	(103,572,879)	13,495,371	74,549,096	98,368,302
Profit from deferred income tax	(32,422,621)	(43,315,847)	(2,835,477)	(1,050,280)
(Profit) / loss from income tax recognized in the income statement	(135,995,500)	(29,820,476)	71,713,619	97,318,022
(Profit) / loss from income tax recognized in other comprehensive income	(23,670,986)	(25,396,809)	4,319,516	2,695,987
Total	(159,666,486)	(55,217,285)	76,033,135	100,014,009

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year. On April 8, 2024 the AFIP notified the closure of the audit, without tax adjustment as of the date of issuance of these condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the AFIP requesting that 654,673 (not restated) paid as income tax for the 2022 tax period be reimbursed.

On 16 November, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress as of the date of issuance of these condensed consolidated interim Financial Statements.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

22.	COMMISSIONS INCOME

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	58,939,903	111,531,543	62,787,055	125,753,366
Commissions related to credit cards	34,452,280	66,697,383	33,650,780	70,320,121
Commissions related to insurance	5,652,395	9,955,763	5,629,648	11,650,897
Commissions related to securities value	3,930,765	7,411,900	3,062,990	5,709,072
Commissions related to loans	3,624,828	4,977,142	476,519	842,886
Commissions related to trading and foreign exchange transactions	3,339,453	6,551,681	2,260,395	4,620,405
Commissions related to financial guarantees granted	1,316,622	2,888,127	57,204	65,482
Performance obligations satisfied over certain time period
Commissions related to credit cards	460,259	945,780	428,967	925,027
Commissions related to trading and foreign exchange transactions	404,171	2,086,607	94,501	189,136
Commissions related to loans	26,574	30,677	14,371	100,465
Commissions related to obligations	241	156	2,119	4,252
Total	112,147,491	213,076,759	108,464,549	220,181,109

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

23.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Translation of foreign currency assets and liabilities into pesos	25,542,847	120,859,493	280,427,841	448,072,658
Income from foreign currency exchange	110,873	349,080	1,287,895	2,296,433
Total	25,653,720	121,208,573	281,715,736	450,369,091

24.	OTHER OPERATING INCOME

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Services	26,309,595	47,772,974	15,527,041	29,970,342
Adjustments and interest from other receivables	4,947,754	12,032,458	3,822,824	8,052,664
Adjustments from other receivables with CER clauses	4,488,158	12,642,270	3,334,704	5,858,829
Other receivables from financial intermediation	1,172,133	3,775,092	1,203,470	1,786,894
Other	9,264,282	19,405,263	4,537,815	9,043,407
Total	46,181,922	95,628,057	28,425,854	54,712,136

25.	EMPLOYEE BENEFITS

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Remunerations	93,200,531	201,696,829	78,135,293	150,883,113
Payroll taxes	23,310,884	49,292,593	18,860,627	37,362,930
Compensations and bonuses to employees	15,962,058	35,792,657	13,174,595	26,231,568
Employee services	3,961,604	7,810,804	3,840,693	7,459,355
Total	136,435,077	294,592,883	114,011,208	221,936,966

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

26.	ADMINISTRATIVE EXPENSES

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Taxes	18,684,533	32,660,982	9,891,537	18,988,166
Maintenance, conservation and repair expenses	11,198,057	22,667,382	8,903,891	17,198,236
Other fees	7,734,131	14,451,742	6,404,180	12,206,393
Armored truck, documentation and events	7,002,713	13,151,557	6,793,044	14,263,946
Hired administrative services	6,540,208	11,808,969	1,658,000	2,041,932
Electricity and communications	6,398,776	12,453,151	4,736,516	9,636,069
Security services	6,022,069	10,779,829	5,115,310	10,239,921
Advertising and publicity	4,238,184	7,537,843	3,571,322	5,762,401
Software	3,131,717	6,347,528	4,620,859	8,218,708
Representation, travel and transportation expenses	1,317,579	2,213,173	1,171,131	2,275,316
Insurance	910,457	1,309,891	548,859	992,666
Stationery and office supplies	431,716	860,652	419,315	899,707
Leases	226,533	739,999	270,392	480,723
Fees to directors and syndics	(8,921,457)	5,348,063	7,232,345	9,394,668
Other	2,167,500	5,445,653	2,538,566	4,854,900
Total	67,082,716	147,776,414	63,875,267	117,453,752

27.	OTHER OPERATING EXPENSES

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Turnover tax	61,646,516	171,675,994	75,633,264	139,989,090
From credit cards	31,413,517	65,088,941	26,230,732	49,912,008
Other adjustments and interests for miscellaneous obligations	15,341,442	17,375,247	3,432,916	5,636,520
Charges for other provisions	3,201,340	7,612,548	3,587,741	6,632,096
Deposit guarantee fund contributions	2,348,384	4,348,732	2,593,267	5,381,494
Insurance claims	1,589,499	2,927,189	1,059,165	2,114,654
Donations	539,991	1,168,246	734,378	1,683,795
Taxes	25,173	64,013	232,270	444,799
Loss from sale or depreciation of property, plant and equipment	(8,040)	15,040
Loss from sale or impairment of investment in properties and other non-financial assets			5	207,414
Other	14,558,881	26,950,359	23,896,255	35,017,580
Total	130,656,703	297,226,309	137,399,993	247,019,450

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	06/30/2024	12/31/2023	06/30/2023	12/31/2022
Cash and deposits in banks	1,633,431,412	2,161,341,905	1,232,286,987	1,400,063,463
Debt securities at fair value through profit or loss		240,454,373
Other debt securities	42,762,063	78,337,068	2,320,676,108	2,793,267,384
Loans and other financing	4,558,750	7,267,161	4,768,120	4,958,051
Total	1,680,752,225	2,487,400,507	3,557,731,215	4,198,288,898

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to June 30, 2024, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

30.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 29 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the condensed consolidated interim income Statement. See also Note 40.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Dividends paid and proposed

The Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 14,187,873 (not restated), representing 22.18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distribution” rules had been applied, in six equal, monthly and consecutive installments.

The Shareholders’ Meeting held on April 25, 2023, decided to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 75,040,918 (not restated), representing 117.36 pesos per share, subject to prior authorization from the BCRA. On May 12, 2023 the BCRA authorized the dividends distribution, which were paid during the fiscal year ended December 31, 2023 according to the installment schedule.

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends for an amount of 440,000 (not restated).

Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which have the BCRA’s authorization will be allowed to distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in six equal, monthly and consecutive installments. The amount of each dividend installment will be paid in homogeneous currency on each payment date.

The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 401,735,819,252, representing 628.29 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which have the BCRA’s authorization will be allowed to distribute earnings in three equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations. As of the date of issue of these condensed consolidated interim Financial Statements, installments 1, 2 and 3 have been paid for an amount of 161,784,356, 168,541,001 and 176,255,234, respectively.

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Bank’s interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12755 on March 4, 2024 is as follows:

Banco Macro SA	7.6285%
Banco BMA SAU	1.6414%

According to Communiqué “A” 7985 of the BCRA issued on March 27, 2024, deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 25,000.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

32.	RESTRICTED ASSETS

As of June 30, 2024 and December 31, 2023, the following Bank’s assets are restricted:

Composition		06/30/2024	12/31/2023
Cash and deposits in banks
•	Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	1,388	1,889
	Subtotal cash and deposits in Banks	1,388	1,889
Debt securities at fair value through profit or loss and Other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss (1).	23,699,894	23,726,748
•	Discount Bonds in pesos governed by Argentine Law due in 2033, used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	3,140,348	1,705,325
•	Discount Bonds in pesos governed by Argentine Law expired in 2033 for the minimum consideration required for the performance of Agents in the new categories provided for by Resolution No. 622/13 and amendments of the CNV.	906,496	492,261
•	National Treasury Bonds in pesos adjusted by CER 2% due 11/09/2026 used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	382,887	425,975
•	Discount Bonds in pesos governed by Argentine Law maturing in 2033, affected as collateral for the Sectoral Credit Program of the Province of San Juan, a productive investment financing fund.	229,697	256,431
•	National Treasury Bonds in pesos adjusted by CER 4.25% due on February 14, 2025, as of June 30, 2024, and Argentine Nation Bonds in dual currency due on February 28, 2024, as of December 31, 2023, for the contribution to the Guarantee Fund II in BYMA in accordance with art. 45 of Law 26,831 and its complementary regulations established in the CNV Rules (NT 2013 and amendments).	28,966	2,284,745
•	Discount Bonds in pesos governed by Argentine Law maturing in 2033 as of December 31, 2023, affected as collateral for the Regional Economies Competitiveness Program - IDB Loan No. 3174/OC-AR.		27,049
•	Other.	624,771	719,896
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	29,013,059	29,638,430
Other financial assets
•	Interests derived from contributions made as protector partner (2).	14,418,277	14,689,737
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	2,594,582	3,179,623
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	888,487	608,852
•	Sundry debtors – other.	469,425	513,895
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,487
	Subtotal Other financial assets	18,371,598	18,993,594
Loans and other financing
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	255,369	341,935
	Subtotal Loans and other financing	255,369	341,935

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		06/30/2024	12/31/2023
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	105,895,114	122,456,743
•	Guarantee deposits related to credit and debit card transactions.	28,386,555	12,148,109
•	For securities forward contracts.		54,737,006
•	Other guarantee deposits.	26,345,534	49,578,971
Subtotal Financial assets delivered as guarantee		160,627,203	238,920,829
Other non-financial assets
•	Real property related to a call option sold.	13,375,468	13,375471
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	10,298	19,824
Subtotal Other non-financial assets		13,385,766	13,395,295
Total		221,654,383	301,291,972

(1)	According to Law 24467, as amended, and Fintech SGR by-laws, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of June 30, 2024 and December 31, 2024 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

33.1	Financial trusts for investment purposes

The portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Confibono, Secubono, Supercanal, Payway cobro anticipado, Solidario de Infraestructura Nasa IV, Moni Mobile and Red Surcos) and certificates of participation (Arfintech).

As of June 30, 2024 and December 31, 2023, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 508,822 and 1,577,006, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

33.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of June 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 5,220 and 4,739, respectively.

33.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of June 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 5,818,528 and 1,441,740, respectively.

33.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,

-	promoting the production development of the private economic sector at a provincial level,

-	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 60,987,818 and 66,206,821, respectively.

34.	COMPLIANCE WITH CNV REGULATIONS

34.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

34.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) – Depositary Company, Clearing and Settlement Agent and Trading Agent – comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of June 30, 2024 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,061,970,695 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 32 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered under the following categories: ALyC y AN – Integral, Mutual Investment Funds Placement and Distribution Agent (ACyD FCI, for its acronym in Spanish) and Comprehensive Mutual Investment Funds Placement and Distribution Agent (ACyDI FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of June 30, 2024 stated in UVAs amounted to 114,038,074 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

34.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Agent for the Administration of Collective Investment Products of Mutual Funds (AA PIC FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of this company as of June 30, 2024 stated in UVAs amounted to 14,139,102 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Financial Trustee Agent and Non-Financial Trustee Agent.

Additionally, the shareholders’ equity of such company as of June 30, 2024 stated in UVAs amounted to 1,113,003 and exceeds the minimum amount required by such regulation established in 950,000 UVAs.

34.1.5	Operations of Macro Agro SAU (formerly known as Comercio Interior SAU)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of June 30, 2024 stated in UVAs amounted to 1,212,850 and exceeds the minimum amount required by such General Resolution established in 1,175,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity.

34.1.6	Operations of Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

Considering the current operations of Banco BMA SAU and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as ALyC y AN – Integral and AC PIC FCI.

Additionally, the shareholders’ equity of such company as of June 30, 2024 stated in UVAs amounted to 334,723,721 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs, and is integrated with cash balances and equivalents belonging to Banco BMA SAU.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On the other hand, the shareholders’ equity of BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) as of June 30, 2024 stated in UVAs amounted to 12,397,717 and exceeds the minimum amount required to act as AA PIC FCI, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

Similarly, the shareholders’ equity of BMA Valores SA (formerly known as Itaú Valores SA) as of June 30, 2024 stated in UVAs amounted to 4,136,434 and exceeds the minimum shareholders’ equity required, established in 470,350 UVAs, to act as Comprehensive Clearing and Settlement Agent (ALyC – Integral, for its acronym in Spanish) and 163,500 UVAs to act as ACyDI FCI, also integrated into mutual funds.

34.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

On the other hand, Banco BMA SAU safeguards the documentary support of its aged accounting and management operations, as established by CNV General Resolution No. 629, in its facilities at Victoria Ocampo No. 360, 7th floor. Additionally, ADDOC Administración de documentos SA is entrusted with the deposit of documentation not included in article 5, paragraph a.3) Section I, Chapter V, Title II of the standards (NT 2013, as amended), as well as aged documentation, which is placed in its Plant 3 warehouses, located at Ruta 36, km 31,500, Bosques, Florencio Varela, Province of Buenos Aires.

34.3	As depositary of mutual funds

34.3.1	As of June 30, 2024 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,086,145,043	44,007,749
Argenfunds Abierto Pymes II	3,632,736,867	3,918,412
Argenfunds Ahorro Pesos	280,500,985	22,471,383
Argenfunds Financiamiento Pesos	100,000	100
Argenfunds Gestión Pesos	20,881,837,313	26,852,513
Argenfunds Infraestructura	51,740,806	97
Argenfunds Inversión Dólares	1,000	912
Argenfunds Inversión Pesos	31,736	22
Argenfunds Liquidez	7,245,063,632	76,753,280
Argenfunds Renta Argentina	316,982,013	30,315,047
Argenfunds Renta Balanceada	729,818,068	41,617,304
Argenfunds Renta Capital	8,624,290	8,207,302
Argenfunds Renta Crecimiento	3,465,177	3,088,494
Argenfunds Renta Dinámica	85,353,891,712	24,060,681
Argenfunds Renta Fija	315,087,301	44,309,940

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Argenfunds Renta Fija II	100,000	100
Argenfunds Renta Flexible	46,040,329	1,009,799
Argenfunds Renta Global	88,563,043	2,842,661
Argenfunds Renta Mixta	701,257,692	10,646,664
Argenfunds Renta Mixta Plus	1,352,780	1,143,872
Argenfunds Renta Pesos	42,132,572	4,306,279
Argenfunds Renta Total	568,371,479	3,194,119
Argenfunds Renta Variable	1,218,654,609	606,561
Argenfunds Retorno Absoluto	208,609,100	3,511,047
Pionero Acciones	34,069,184	31,303,797
Pionero Ahorro Dólares	33,378,648	30,665,169
Pionero Argentina Bicentenario	411,654,410	14,152,221
Pionero Capital	9,670	100
Pionero Crecimiento	1,648,197,439	9,305,420
Pionero Desarrollo	54,915,619	300,506
Pionero Empresas FCI Abierto Pymes	469,522,095	18,711,581
Pionero FF	170,146,202	21,067,955
Pionero Gestión	2,313,611,268	41,857,893
Pionero Infraestructura	2,129,575,727	8,524,616
Pionero Patrimonio I	179,702,867,879	189,848,214
Pionero Pesos	4,497,392,608	255,541,837
Pionero Pesos Plus	39,966,876,068	1,363,528,718
Pionero Recovery	4,574,068,798	6,639,881
Pionero Renta	44,374,424	35,067,363
Pionero Renta Ahorro	669,727,704	100,473,270
Pionero Renta Ahorro Plus	1,067,791,455	32,618,003
Pionero Renta Balanceado	13,096,465,254	86,865,339
Pionero Renta Estratégico	652,141,032	24,218,646
Pionero Renta Fija Dólares	14,319,717	15,326,820
Pionero Renta Mixta I	258,607,245	21,724,317
Pionero Retorno	1,799,720,399	11,252,074

34.3.2	As of June 30, 2024 Banco BMA SAU, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Goal Acciones Plus	5,964,205	1,050,343
Goal Capital Plus	48,710,154	1,939,802
Goal Pesos	2,864,418,980	388,281,401
Goal Renta Pesos	21,508,469	2,408,589
Goal Acciones Argentinas	22,569	4,680,226
Goal Renta Crecimiento	24,257,336	23,952,075
Goal Renta Global	119,992,614	15,486,889
Goal Ahorro Max	195,906,633	12,116,729
Goal Renta Dólares	6,213,364	6,228,513
Goal Retorno Total	20,320,804	1,129,918
Goal Performance	16,529,857	1,489,460
Goal Performance II	247,952	8,119
Goal Performance III	178,152,167	7,216,734
Goal Premium	10,086,934
Goal Renta Dólares Plus	2,607,644	2,735,709
Goal Renta Dólares Estrategia	7,562,104	7,862,107
Goal Multiestrategia	110,000	176
Goal Multiestrategia Plus	110,000	176

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2024 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA	Banco BMA SAU
Cash and deposits in banks
Amounts in BCRA accounts	609,162,779	349,990,168
Other debt securities
Government securities computable for the minimum cash requirements	602,070,675	19,236,020
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	86,060,391	19,834,723
Total	1,297,293,845	389,060,911

36.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

36.1	The situation of Banco Macro SA as of June 30, 2024:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: on 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested, on behalf of the person who was acting as Vice Chairman of the Bank when this summary proceeding was initiated, the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on the person who was acting as Chairman of the Bank when this summary proceeding was initiated, was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed an Extraordinary Federal Appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. On 04/20/2023, the corresponding petition for denied appeal was filed against the rejection for the alleged arbitrariness, which is under study with the Federal Supreme Court of Justice (CSJN, for its acronym in Spanish). As of the date of issuance of these condensed consolidated interim Financial Statements, the case is pending resolution.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: supposed noncompliance with article 1 sections e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Proceeding filed against: Banco Macro SA, Foreign Trade Team Leader, head of Foreign Exchange and Banking Operations Manager and Compliance Manager.

Status: on 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsible parties who, on 03/25/2022, filed an appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Federal Court in Economic and Criminal Matters, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these condensed consolidated interim Financial Statements, the case is pending resolution.

Criminal foreign exchange summary proceedings: No. 8062 dated 08/08/2023.

Reason: alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters. On 03/15/2024, the BCRA dismiss the previous defenses performed by the responsible parties. Against this, on 03/20/2024, they filed an appeal and a nullity request, which have not yet been resolved by the BCRA.

Proceeding filed against: Banco Macro SA, Trade Team Leader, Foreign Exchange Control Head, Banking Transactions Manager and Compliance Manager.

Status: the case is at its initial stage, the BCRA have not yet opened the case for the production of evidence.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Proceeding filed against: Banco Macro SA, members of the Board and those in charge of anti-money laundering regulation compliance.

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by two of the Directors. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal to CSJN which was dismissed on 02/29/2024, therefore, the Bank does no longer has elements to attempt to reduce the fines imposed by the UIF, and the aforementioned penalty is confirmed.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board, 3 regular members of the Statutory Audit Committee and the person in charge of market relations.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts were investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021. On 08/10/2023, the Court considered the notice sent to the Argentine Government’s legal counsel. On 02/20/2024, the Court resolved to revoke the appealed resolution, declaring the sanctioning action extinguished for having infringed the guarantee of reasonable period and due process, with costs to the defeated party. On 03/06/2024 the CNV brought an Extraordinary Federal Appeal, which was answered on 07/04/2024 requesting its dismissal and answering the grievances in subsidy.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as ALyC - Integral at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as ALyC - Integral (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Proceeding filed against: Banco Macro SA and 23 members of the Management Body during the period that is the subject matter of these summary proceedings.

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it resolved the lack of responsibility of three of the Directors, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory auditors filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by Banco Macro SA and against that, on 05/26/2021, this Bank filed an Extraordinary Federal Appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary Appeal, submitting the file to the CSJN on 02/03/2022. On 04/23/2024, the CSJN declared the appeal inadmissible, so the Bank does no longer has the elements to attempt to reduce the fines imposed by the UIF, and the aforementioned penalty is confirmed.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged noncompliance with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social, preventive and mandatory lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Financial Summary Proceeding No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceeding; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to this summary proceeding. On 08/18/2021, it was resolved to set the case for the production of evidence. On 05/05/2022 the probationary period was closed and the actions were put to pledge, and on 07/13/2022 it moved to the stage of preparation of the final report. As of the date of issuance of these condensed consolidated interim Financial Statements, the case is pending resolution.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned judicial proceedings.

36.2	The situation of Banco BMA SAU as of June 30, 2024:

Summary proceedings filed by the BCRA

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: Entity’s General Manager.

Status: on October 25, 2022, Banco BMA SAU filed their defenses. On April 20, 2023, the BCRA ordered the opening of the evidence stage. On May 6, 2024, the BCRA resolved to close the probationary period. On May 13, 2024, each of the defendants lodged their memorials. The next step will be for the BCRA to submit the summary proceedings to the Federal Court of First Instance in Economic and Criminal Matters.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

37.	CORPORATE BONDS ISSUANCE

37.1	Banco Macro SA

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 06/30/2024		06/30/2024	12/31/2023
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	369,515,426	590,063,918
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000		22,391,064
Non-subordinated – Class F	USD	53,000,000	(3)	USD	53,000,000	48,615,194	74,463,259
Total						418,130,620	686,918,241

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these condensed consolidated interim Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

On May 2, 2024, the whole issuance of this series and the interest service corresponding to the period between February 2, 2024, date included, and May 2, 2024 were paid off.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

(3)	On October 31, 2023, under the abovementioned Global Program, the Bank issued Class F corporate bonds for a face value of USD 53,000,000 (fifty-three million US dollars) at a fixed rate of 5%, fully amortizable upon maturity (October 31, 2024), under the terms and conditions set forth in the price supplement dated October 24, 2023. Interest is paid semiannually on April 30, 2024, and at the expiration date.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class F corporate bonds in full, but not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to redeem the bonds between the date of issuance and settlement date through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to redeem them within the term starting 9 months after the date of issuance and settlement through Class F corporate bonds maturity date; in any case, along with the additional amounts and accrued and unpaid interest, excluding the redemption date.

37.1	Banco BMA SAU

The corporate bonds liabilities recorded by Banco BMA SAU are as follows:

Corporate Bonds	Original value		Residual face value as of 06/30/2024		06/30/2024	12/31/2023
Non-subordinated –Series XXXII	1,000,000	(1)	1,000,000	(1)	11,309,170	8,967,094
Total					11,309,170	8,967,094

(1)	Value expressed in thousands of pesos.

On February 29, 2008, the shareholders’ meeting of Banco BMA SAU approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

On March 9, 2013, the shareholders’ meeting of Banco BMA SAU resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No. 19527 the increase in the amount and the extension of the Program.

On March 14, 2022, under the abovementioned Program, Banco BMA SAU issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

38.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of June 30, 2024 and December 31, 2023, is as follows:

Composition	06/30/2024	12/31/2023
Custody of government and private securities and other assets held by third parties	7,206,672,225	6,269,197,601
Preferred and other collaterals received from customers (1)	1,294,376,752	1,447,003,154
Checks already deposited and pending clearance	176,763,870	187,763,528
Outstanding checks not yet paid	101,805,259	142,208,646

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

39.	TAX AND OTHER CLAIMS

39.1	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

39.2	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with National Commercial Court No. 3, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the National Court of Appeals for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the national commercial court No. 6, clerk’s office No. 11, where, as of the date of issuance of these condensed consolidated interim Financial Statements, they are still filed.

Moreover, the Bank is subject to another collective action for the same purpose, currently pending with National Commercial Court No. 7, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

40.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of June 30, 2024 was 119,814,567 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

According to Communiqué “A” 7984, the BCRA established that up to December 31, 2024, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the amount that would have corresponded in six equal, monthly and consecutive installments. Moreover, the BCRA established that the calculation of the items to determine the distributable earnings, as well as the amount of the installments, must be stated in constant currency as of the date of the meeting and the date of payment of each installment, as applicable. Subsequently, through Communiqué “A” 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of what is expected by the Communiqué "A” 7984, will be allowed to distribute earnings in three equal, monthly and consecutive installments up to the related amount in accordance with the abovementioned Communiqué. Such Communiqué also established that financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to CNV General Resolution No. 622, the shareholders’ meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

Moreover, as it is mentioned in Note 30, the Regular Shareholders’ Meeting of Banco Macro SA held on April 12, 2024 decided to applied the unappropriated retained earnings for an amount of 587,913,905 (not restated) as follows (the abovementioned figures are stated in constant currency as of December 31, 2023):

a)	117,460,821 to the Legal Reserve;

b)	1,737,776 to the Personal Asset Tax on Business Companies; and

c)	468,715,308 to the Facultative Reserve for Future Distribution of Earnings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In addition, the shareholders decided to partially apply the Facultative Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 294,130,168 (the abovementioned figures are stated in constant currency as of December 31, 2023) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA. On May 6, 2024, the BCRA authorized this earnings distribution. See also Note 30.

41.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA, and is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 7465 - Financial Entities Corporate Governance Guidelines. Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of June 2024, together with the integration thereof (computable equity) as of the end of such month:

Item	06/30/2024
Minimum capital requirements	696,435,816
Computable equity	3,053,152,812
Capital surplus	2,356,716,996

42.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the argentine financial market has observed a prolonged period of volatility in the market prices of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the argentine peso and the US dollar, an increase in interest rates and a significant acceleration of the inflation rate (see Note 3. section "unit of measurement").

Particularly, related to the price of the US dollar, since the end of 2019 the gap between the official price of the US dollar -used mainly for foreign trade- and alternative market values began to widen significantly, having reached maximum peaks close to 200%. As of the date of issuance of these condensed consolidated interim Financial Statements, the aforementioned gap amounts to approximately 32%.

Regarding the administration of the national public debt, a restructuring process has been observed, including various voluntary exchanges and agreements reached regarding debts with the Paris Club and the International Monetary Fund. Likewise, the authorities in charge of the Federal Ministry of Economy and the BCRA, established in the last months restrictive monetary policy measures, together with a process of debt transfer from the BCRA to the National Treasury, which included the repurchase by the BCRA of a significant portion of the puts on government securities held by financial institutions.

In this context, on December 10, 2023, the new authorities of the argentine national government took office and issued a series of emergency measures. Among the main objectives pursued, among other relevant issues, are a regulatory flexibility in economic matters, reduction of the fiscal deficit mainly through a reduction in spending, including reduction of different types of subsidies. Likewise, there was a devaluation of the argentine peso close to 55% against to the US dollar (increasing the US dollar price from 366.50 pesos to 799.95 pesos on December 13, 2023), which has generated an acceleration of the inflation rate, with interannual inflation measured from the national CPI published by INDEC being 272% at the date of issue of these condensed consolidated interim Financial Statements.

The comprehensive program pursued by the new national government includes reforms in the economy, justice, foreign relations, infrastructure and others. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established, regarding which different actors presented various protections or unconstitutionality requests to Justice to stop their application. On the other hand, on July 8, 2024, Law No. 27742 was published in the Official Gazette and promulgated by the Executive Branch through Decree No. 592/2024 and include among its points delegation of powers to the Executive Branch, tax, labor and social security reforms, among others. As of the date of issuance of these condensed consolidated interim Financial Statements, the aforementioned law is in process of being regulated.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In addition, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future Financial Statements.

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
61	Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	06/30/2024	12/31/2023
In normal situation	1,419,065,327	1,608,252,017
With senior “A” collateral and counter-collateral	105,297,173	123,372,667
With senior “B” collateral and counter-collateral	102,496,477	155,935,196
Without senior collateral or counter-collateral	1,211,271,677	1,328,944,154

Subject to special monitoring	4,374,381
In observation
With senior “A” collateral and counter-collateral	1,416,224
With senior “B” collateral and counter-collateral	2,958,157

Troubled	6,206,231	8,557,185
With senior “B” collateral and counter-collateral	4,110,701	6,552,921
Without senior collateral or counter-collateral	2,095,530	2,004,264

With high risk of insolvency	610,172	7,145,779
With senior “A” collateral and counter-collateral	88,557	583,276
With senior “B” collateral and counter-collateral		4,876,264
Without senior collateral or counter-collateral	521,615	1,686,239

Irrecoverable	3,629,256	3,907,135
Without senior collateral or counter-collateral	3,629,256	3,907,135

Subtotal commercial	1,433,885,367	1,627,862,116

Jorge Pablo Brito
62	Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	06/30/2024	12/31/2023
Performing	2,339,538,397	2,236,118,211
With senior “A” collateral and counter-collateral	206,811,611	165,615,022
With senior “B” collateral and counter-collateral	126,233,174	135,758,409
Without senior collateral or counter-collateral	2,006,493,612	1,934,744,780

Low risk	24,882,271	18,817,350
With senior “A” collateral and counter-collateral	935,311	457,137
With senior “B” collateral and counter-collateral	550,764	484,671
Without senior collateral or counter-collateral	23,396,196	17,875,542

Low risk - in special treatment	378,502	139,354
Without senior collateral or counter-collateral	378,502	139,354

Medium risk	17,809,348	12,620,430
With senior “A” collateral and counter-collateral	178,967	239,986
With senior “B” collateral and counter-collateral	434,979	285,891
Without senior collateral or counter-collateral	17,195,402	12,094,553

High risk	11,521,970	12,103,861
With senior “A” collateral and counter-collateral	715,260	345,047
With senior “B” collateral and counter-collateral	477,853	162,383
Without senior collateral or counter-collateral	10,328,857	11,596,431

Irrecoverable	7,208,486	5,984,284
With senior “A” collateral and counter-collateral	5,747	6,078
With senior “B” collateral and counter-collateral	263,251	622,501
Without senior collateral or counter-collateral	6,939,488	5,355,705

Subtotal consumer and mortgage	2,401,338,974	2,285,783,490
Total	3,835,224,341	3,913,645,606

Jorge Pablo Brito
63	Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Statements of financial position is listed below.

	06/30/2024	12/31/2023
Loans and other financing	3,472,924,267	3,302,701,827
Added:
Allowances for loans and other financing	80,304,353	96,444,054
Adjustment amortized cost and fair value	9,995,810	26,601,163
Debt securities of financial trust - Measured at amortized cost	131,492	1,195,738
Corporate bonds	10,284,290	18,552,925
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(1,419,136)	(1,180,652)
Guarantees provided and contingent liabilities	263,003,265	469,330,551
Total computable items	3,835,224,341	3,913,645,606

Jorge Pablo Brito
64	Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	06/30/2024		12/31/2023
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	396,171,562	10.33	385,619,526	9.85
50 next largest customers	438,998,271	11.45	531,579,835	13.58
100 next largest customers	257,927,511	6.73	308,986,011	7.89
Other customers	2,742,126,997	71.49	2,687,460,234	68.68
Total (1)	3,835,224,341	100.00	3,913,645,606	100.00

(1)	See reconciliation in Exhibit B.

Jorge Pablo Brito
65	Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF JUNE 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	639,045	2,685,603	5,851,269	4,803,244	21,597,004	33,595,426		69,171,591
Financial sector		38,690,783	228,510	2,218,170	1,337,746	683,703	48,099	43,207,011
Non-financial private sector and foreign residents	28,178,396	1,425,276,206	533,486,216	494,929,352	774,122,604	637,482,400	668,943,086	4,562,418,260
Total	28,817,441	1,466,652,592	539,565,995	501,950,766	797,057,354	671,761,529	668,991,185	4,674,796,862

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	194	5,664,558	2,547,936	196,346	327,206	377,636		9,113,876
Financial sector		13,978,542	671,537	4,696,389	7,048,596	3,897,875	1,528,814	31,821,753
Non-financial private sector and foreign residents	28,278,526	1,788,239,167	674,822,619	633,716,537	697,641,590	588,245,005	603,596,348	5,014,539,792
Total	28,278,720	1,807,882,267	678,042,092	638,609,272	705,017,392	592,520,516	605,125,162	5,055,475,421

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
66	Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation						Residual
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	Of the period	At the end	value at the end of the period
Cost
Real property	605,331,448	50	2,391,616	471,589	4,972,249		93,561,197	276,209	2,192,441		8,320,543	99,965,508	512,258,216
Furniture and facilities	107,260,500	10	872,142	652,721	1,294,123	(6,100)	61,323,978	71	173,413	(156)	3,653,691	64,804,171	43,963,773
Machinery and equipment	189,567,321	5	8,641,049	2,369,519	278,409	(46,842)	145,528,376	(1)	1,448,755	(10,086)	7,409,365	151,478,899	44,591,519
Vehicles	19,997,046	5	1,277,864	674,682		(23,667)	14,129,901		459,048	(6,379)	1,072,939	14,737,413	5,839,148
Other	63,534	3				(23,783)	7,355			(3,597)	7,417	11,175	28,576
Work in progress	15,364,573		8,892,761	3,529	(3,463,099)								20,790,706
Right of use real property	62,829,058	5	5,557,798	11,602,330		(93,617)	48,165,360		11,460,329	(26,798)	4,589,263	41,267,496	15,423,413
Right of use furniture	4,479,227	5					770,273					770,273	3,708,954
Total property, plant and equipment	1,004,892,707		27,633,230	15,774,370	3,081,682	(194,009)	363,486,440	276,279	15,733,986	(47,016)	25,053,218	373,034,935	646,604,305

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation						Residual
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Real property	532,974,712	50	70,265,374	305,063	2,396,425		80,139,386	(257,934)	49,363		13,729,108	93,561,197	511,770,251
Furniture and facilities	82,757,923	10	21,547,233	263,986	3,218,437	893	54,525,394	3,196	264,715	121	7,059,982	61,323,978	45,936,522
Machinery and equipment	120,157,975	5	81,049,211	12,341,970	645,138	56,967	142,192,405	2,260	12,342,073	8,255	15,667,529	145,528,376	44,038,945
Vehicles	16,094,853	5	5,383,513	1,485,084	(16,414)	20,178	13,421,295	12,139	1,204,320	5,453	1,895,334	14,129,901	5,867,145
Other	4,638	3	32,250	834		27,480	1,835		834	2,732	3,622	7,355	56,179
Work in progress	7,257,682		16,283,814	86,064	(8,090,859)								15,364,573
Right of use real property	45,468,655	5	19,890,401	2,609,504	7,779	71,727	41,081,878	(1,250)	1,223,784	94,392	8,214,124	48,165,360	14,663,698
Right of use furniture		5	4,479,227								770,273	770,273	3,708,954
Total property, plant and equipment	804,716,438		218,931,023	17,092,505	(1,839,494)	177,245	331,362,193	(241,589)	15,085,089	110,953	47,339,972	363,486,440	641,406,267

Jorge Pablo Brito
67	Chairperson

EXHIBIT F
(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Difference	Depreciation					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	for conversion	Accumulated	Transfers	Decrease	Of the period	At the end	end of the period
Cost
Leased properties	2,220,375	50					383,637			21,612	405,249	1,815,126
Other investment properties	52,871,069	50	4,174,057	326,181	(6)	(1,377)	2,547,021	(9,801)	326,181	538,474	2,749,513	53,968,049
Total investment property	55,091,444		4,174,057	326,181	(6)	(1,377)	2,930,658	(9,801)	326,181	560,086	3,154,762	55,783,175

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Difference	Depreciation					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	for conversion	Accumulated	Transfers	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Leased properties	2,220,376	50			(1)		335,677	6,369		41,591	383,637	1,836,738
Other investment properties	48,325,357	50	2,928,703	689,613	2,305,432	1,190	1,561,492	395,275	422,639	1,012,893	2,547,021	50,324,048
Total investment property	50,545,733		2,928,703	689,613	2,305,431	1,190	1,897,169	401,644	422,639	1,054,484	2,930,658	52,160,786

Jorge Pablo Brito
68	Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Depreciation					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	end of the period
Cost
Licenses	79,403,606	5	2,810,527	117	3	54,960,167	1,309,515		5,174,593	61,444,275	20,769,744
Other intangible assets	349,997,532	5	24,429,328	4,544,534		239,304,715		2,192,254	25,004,099	262,116,560	107,765,766
Total intangible assets	429,401,138		27,239,855	4,544,651	3	294,264,882	1,309,515	2,192,254	30,178,692	323,560,835	128,535,510

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Depreciation					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Licenses	62,486,464	5	16,917,976		(834)	43,757,737	(1,877)		11,204,307	54,960,167	24,443,439
Other intangible assets	217,336,414	5	133,775,287	1,104,843	(9,326)	194,489,555	1,975	33,764	44,846,949	239,304,715	110,692,817
Total intangible assets	279,822,878		150,693,263	1,104,843	(10,160)	238,247,292	98	33,764	56,051,256	294,264,882	135,136,256

Jorge Pablo Brito
69	Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	06/30/2024		12/31/2023
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,903,116,703	28.24	728,316,841	12.02
50 next largest customers	1,044,830,081	15.50	587,744,816	9.70
100 next largest customers	248,042,841	3.68	246,869,507	4.07
Other customers	3,544,191,277	52.58	4,495,840,882	74.21
Total	6,740,180,902	100.00	6,058,772,046	100.00

Jorge Pablo Brito
70	Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	6,252,706,369	184,877,061	374,623,036	10,280,585	393,976	8,569	6,822,889,596
From the non-financial government sector	764,113,360	20,792,744	18,417,250	16,565	1,697		803,341,616
From the financial sector	11,981,820						11,981,820
From the non-financial private sector and foreign residents	5,476,611,189	164,084,317	356,205,786	10,264,020	392,279	8,569	6,007,566,160
Liabilities at fair value through profit or loss	52,972,984						52,972,984
Derivative instruments	5,740	76,586	184,180	44,958	21,769		333,233
Other financial liabilities	732,999,020	2,019,994	2,192,926	4,057,529	5,106,972	15,543,897	761,920,338
Financing received from the BCRA and other financial institutions	6,341,357	4,718,356	8,324,133	1,869,422	124,130	41,849	21,419,247
Issued corporate bonds		84,896	49,607,567	169,794	12,387,285		62,249,542
Subordinated corporate bonds			12,079,853	12,079,854	24,159,707	375,766,543	424,085,957
Total	7,045,025,470	191,776,893	447,011,695	28,502,142	42,193,839	391,360,858	8,145,870,897

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
71	Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	5,566,683,516	334,890,667	250,942,795	118,438,073	2,355,337	26,495	6,273,336,883
From the non-financial government sector	328,291,343	10,980,302	9,128,904		3,051		348,403,600
From the financial sector	36,287,892						36,287,892
From the non-financial private sector and foreign residents	5,202,104,281	323,910,365	241,813,891	118,438,073	2,352,286	26,495	5,888,645,391
Liabilities at fair value through profit or loss	24,854,427						24,854,427
Derivative instruments	738,368	2,526,243	234,397	1,602,724			5,101,732
Other financial institutions	42,542,920	14	4,275	12,636			42,559,845
Repo transactions	42,542,920	14	4,275	12,636			42,559,845
Other financial liabilities	640,922,790	2,488,784	3,030,761	5,021,612	7,908,560	22,893,766	682,266,273
Financing received from the BCRA and other financial institutions	16,644,211	6,646,967	4,466,652	3,794,681	3,968,978	111,526	35,633,015
Issued corporate bonds		153,321	25,470,455	75,223,762	10,031,131		110,878,669
Subordinated corporate bonds			19,265,234	19,265,234	38,530,469	618,546,563	695,607,500
Total	6,292,386,232	346,705,996	303,414,569	223,358,722	62,794,475	641,578,350	7,870,238,344

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
72	Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	06/30/2024
Provisions for eventual commitments	3,788,204	2,882,043		97,606	(1,930,318)	4,642,323
For administrative, disciplinary and criminal penalties	899				(399)	500
Contingencies with the BCRA		6,357		6,357
Other	11,929,322	4,673,226	36,019	1,595,054	(5,862,628)	9,108,847
Total provisions	15,718,425	7,561,626	36,019	1,699,017	(7,793,345)	13,751,670

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2023
Provisions for eventual commitments	3,900,680	3,434,895		262,544	(3,284,827)	3,788,204
For administrative, disciplinary and criminal penalties	2,803				(1,904)	899
Contingencies with the BCRA		2,157		2,157
Other	11,285,030	18,990,342	285,010	7,712,604	(10,348,436)	11,929,322
Total provisions	15,188,513	22,427,394	285,010	7,977,305	(13,635,167)	15,718,425

Jorge Pablo Brito
73	Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	06/30/2024					12/31/2023
	Total parent	Total per currency
Item	company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	1,095,474,995	1,073,878,486	18,722,160	191,234	2,683,115	2,012,617,491
Debt securities at fair value through profit or loss (1)	156,992,332	156,992,332				3,123,339,654
Other financial assets	109,316,430	109,203,742	112,688			144,946,479
Loans and other financing	640,743,173	637,550,942	145,201		3,047,030	322,441,125
From the non-financial private sector and foreign residents	640,743,173	637,550,942	145,201		3,047,030	322,441,125
Other debt securities	62,508,702	62,508,702				159,361,610
Financial assets delivered as guarantee	28,893,743	28,835,089	58,654			100,264,839
Equity Instruments at fair value through profit or loss	227,030	227,030				618,432
Total assets	2,094,156,405	2,069,196,323	19,038,703	191,234	5,730,145	5,863,589,630

Liabilities
Deposits	1,313,745,324	1,299,593,064	14,152,260			1,839,911,846
Non-financial government sector	41,915,975	41,915,975				61,722,324
Financial sector	8,036,634	8,036,634				12,774,700
Non-financial private sector and foreign residents	1,263,792,715	1,249,640,455	14,152,260			1,765,414,822
Liabilities at fair value through profit or loss	13,364,792	13,364,792				24,840,468
Other financial liabilities	189,035,933	186,493,606	2,255,093		287,234	156,190,533
Financing from the BCRA and other financial institutions	20,216,500	16,937,377	196,317		3,082,806	27,637,563
Issued corporate bonds	48,596,684	48,596,684				96,809,517
Subordinated corporate bonds	369,515,426	369,515,426				590,063,918
Other non-financial liabilities	4,824,359	4,718,916		171	105,272	7,220,530
Total liabilities	1,959,299,018	1,939,219,865	16,603,670	171	3,475,312	2,742,674,375

(1)	Mainly including Argentine government discount bonds in dual currency for 14,501,453 and Argentine government Treasury bonds tied to the US dollar for 7,192,050.

Jorge Pablo Brito
74	Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
For measurement of financial assets at fair value through profit or loss
Gain from government securities	106,884,725	1,623,593,137	163,258,888	222,621,109
Gain from private securities	8,768,782	16,569,326	29,719,191	15,670,705
Gain from derivative financial instruments
Forward transactions	4,332,003	10,456,341	1,554,384	2,448,767
Gain from other financial assets	1,594,550	5,347,520	561,812	639,798
For investments in equity instruments	2,115,767	2,631,609	(141,116)	92,927
Gain / (loss) from sales or decreases of financial assets at fair value (1)	1,192,002	(16,005,096)	6,843,751	4,526,708
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(3,688,744)	(12,708,996)	(9,028,212)	(10,945,644)
Total	121,199,085	1,629,883,841	192,768,698	235,054,370

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

Jorge Pablo Brito
75	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Interest income
for cash and bank deposits	3,337,428	7,054,158	2,794,079	5,325,165
for government securities	81,369,614	115,856,447	567,319,345	1,078,971,341
for private securities	614,424	1,858,906	333,559	785,796
for loans and other financing
Non-financial public sector	823,141	2,798,675	12,000,869	13,781,112
Financial sector	986,372	2,204,512	918,333	1,407,889
Non-financial private sector
Overdrafts	61,554,819	146,222,080	59,332,358	102,279,194
Documents	43,152,459	110,630,979	51,674,410	93,436,488
Mortgage loans	82,096,530	211,761,642	63,484,186	114,090,141
Pledge loans	2,963,713	6,689,974	4,166,689	7,854,182
Personal loans	93,663,353	177,722,618	112,894,483	232,223,734
Credit cards	59,677,808	136,647,085	86,920,520	170,559,846
Financial leases	2,593,007	6,754,443	448,439	978,359
Other	62,725,525	161,755,398	63,647,635	115,004,207
for repo transactions
Central Bank of Argentina	48,523,435	228,556,874	68,187,967	99,058,409
Other financial institutions	181,700	258,232		73,994
Total	544,263,328	1,316,772,023	1,094,122,872	2,035,829,857
Interest expense
for Deposits
Non-financial private sector
Checking accounts	(35,719,628)	(111,731,404)	(49,837,742)	(77,018,312)
Saving accounts	(9,808,880)	(25,326,547)	(7,954,535)	(13,846,150)
Time deposits and investments accounts	(371,352,237)	(905,526,320)	(663,553,736)	(1,218,076,995)
Other	(59)	(89)
for financing received from the BCRA and other financial institutions	(690,642)	(2,577,296)	(819,055)	(1,795,754)
for repo transactions
Other financial institutions	(1,894,655)	(6,766,576)	(8,419,975)	(14,123,762)
for other financial liabilities	(2,563,280)	(6,180,760)	(3,332,481)	(5,047,345)
for issued corporate bonds	(3,740,798)	(9,359,868)	(72,648)	(146,571)
for other subordinated corporate bonds	(5,946,473)	(13,101,896)	(6,020,345)	(12,198,884)
Total	(431,716,652)	(1,080,570,756)	(740,010,517)	(1,342,253,773)

Jorge Pablo Brito
76	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
for debt government securities	75,410,984	152,402,507	(66,998,641)	(58,702,984)	46,924,570	156,591,591	13,067,486	4,419,258
Total	75,410,984	152,402,507	(66,998,641)	(58,702,984)	46,924,570	156,591,591	13,067,486	4,419,258

	Income of the period
Item	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Commissions income
Commissions related to obligations	58,947,901	111,485,156	62,789,175	125,757,618
Commissions related to credits	3,643,645	5,054,362	490,890	943,351
Commissions related to loans commitments and financial guarantees	1,316,622	2,888,127	57,204	65,482
Commissions related to securities value	3,930,765	7,411,900	3,062,990	5,709,072
Commissions for credit cards	34,912,539	67,643,163	34,079,746	71,245,148
Commissions for insurances	5,652,395	9,955,763	5,629,648	11,650,897
Commissions related to trading and foreign exchange transactions	3,743,624	8,638,288	2,354,896	4,809,541
Total	112,147,491	213,076,759	108,464,549	220,181,109

Commissions expenses
Commissions related to trading with debt securities	(114,984)	(368,169)	(144,036)	(284,276)
Commissions related to trading and foreign exchange transactions	(1,343,701)	(2,463,531)	(787,461)	(1,262,433)
Other
Commissions paid ATM exchange	(11,438,510)	(19,031,768)	(6,362,348)	(12,938,605)
Checkbooks commissions and clearing houses	(2,607,148)	(4,673,629)	(2,205,976)	(4,391,524)
Credit cards and foreign trade commissions	(910,088)	(1,826,604)	(1,106,049)	(2,124,653)
Total	(16,414,431)	(28,363,701)	(10,605,870)	(21,001,491)

Jorge Pablo Brito
77	Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with a significant increase in credit risk	Monetary effect generated by allowances	06/30/2024
Other financial assets	1,070,144	(305,447)	34,904		(456,037)	343,564
Loans and other financing	96,444,054	13,937,766	5,739,843	9,217,086	(45,034,396)	80,304,353
Other financial institutions	41,754	(8,992)	2		(18,049)	14,715
To the non-financial private sector and foreign residents
Overdrafts	12,950,112	3,423,695	250,054	497,232	(5,987,630)	11,133,463
Documents	5,866,838	2,669,102	(384,470)	(280,818)	(2,786,991)	5,083,661
Mortgage loans	8,794,325	706,997	793,661	873,297	(4,093,083)	7,075,197
Pledge loans	628,742	375,356	239,253	226,964	(318,778)	1,151,537
Personal loans	18,005,205	1,835,509	1,974,238	4,437,338	(8,516,571)	17,735,719
Credit cards	19,220,080	1,275,855	3,263,284	5,792,500	(9,249,865)	20,301,854
Financial leases	192,130	25,990	9,140	3	(87,714)	139,549
Other	30,744,868	3,634,254	(405,319)	(2,329,430)	(13,975,715)	17,668,658
Eventual commitments	3,788,204	2,266,432	419,075	208	(1,831,596)	4,642,323
Other debt securities	21,591	6,556		(150)	(10,883)	17,114

Total of allowances	101,323,993	15,905,307	6,193,822	9,217,144	(47,332,912)	85,307,354

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	509,668	1,180,175			(619,699)	1,070,144
Loans and other financing	61,593,941	33,396,585	23,003,051	54,304,160	(75,853,683)	96,444,054
Other financial institutions	45,576	60,019			(63,841)	41,754
To the non-financial private sector and foreign residents
Overdrafts	2,949,543	3,883,381	7,408,378	4,513,636	(5,804,826)	12,950,112
Documents	3,169,588	4,139,590	1,961,131	1,534,802	(4,938,273)	5,866,838
Mortgage loans	6,683,851	(199,593)	1,915,963	7,319,431	(6,925,327)	8,794,325
Pledge loans	1,061,648	(43,145)	440,209	47,456	(877,426)	628,742
Personal loans	23,219,711	10,044,177	1,147,200	7,146,664	(23,552,547)	18,005,205
Credit cards	15,483,580	10,707,885	3,215,979	9,762,548	(19,949,912)	19,220,080
Financial leases	121,124	128,561	50,412	24,395	(132,362)	192,130
Other	8,859,320	4,675,710	6,863,779	23,955,228	(13,609,169)	30,744,868
Eventual commitments	3,900,680	3,380,104	176,997	965	(3,670,542)	3,788,204
Other debt securities	4,453	29,862		311	(13,035)	21,591
Total of allowances	66,008,742	37,986,726	23,180,048	54,305,436	(80,156,959)	101,323,993

Jorge Pablo Brito
78	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	06/30/2024	12/31/2023
ASSETS
Cash and deposits in banks	8		1,152,886,670	1,693,871,019
Cash			213,125,856	639,399,427
Central Bank of Argentina			609,162,779	611,221,698
Other local and foreign entities			330,047,574	443,149,154
Other			550,461	100,740
Debt securities at fair value through profit or loss	8	A	3,955,650,008	2,781,558,402
Derivative financial instruments	8		40,370,314	162,162
Repo transactions	8			948,318,783
Other financial assets	5, 7 and 8	R	133,992,309	164,870,413
Loans and other financing	6, 7 and 8	B, C, D and R	3,117,573,915	2,749,697,022
Non-financial public sector			45,066,861	8,479,134
Other financial entities			46,825,914	10,294,879
Non-financial private sector and foreign residents			3,025,681,140	2,730,923,009
Other debt securities	7 and 8	A and R	475,769,985	647,302,212
Financial assets delivered as guarantee	8 and 29		114,145,649	177,452,598
Current income tax assets	19		48,450,693
Equity instruments at fair value through profit or loss	8	A	5,727,514	4,711,456
Investments in subsidiaries, associates and joint arrangements	10		531,228,280	552,925,008
Property, plant and equipment		F	581,570,432	575,039,733
Intangible assets		G	101,673,831	102,301,557
Other non-financial assets	11		67,234,685	77,418,993
Non-current assets held for sale			41,023,878	43,829,351
TOTAL ASSETS			10,367,298,163	10,519,458,709

Jorge Pablo Brito
79	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	06/30/2024	12/31/2023
LIABILITIES
Deposits	8 and 13	H and I	5,900,180,921	4,960,232,466
Non-financial public sector			793,932,728	335,220,275
Financial sector			9,086,294	13,343,647
Non-financial private sector and foreign residents			5,097,161,899	4,611,668,544
Derivative financial instruments	8	I	189,282	135,083
Repo transactions	8	I		42,428,741
Other financial liabilities	8 and 14	I	437,082,535	462,925,285
Financing received from the BCRA and other financial institutions	8	I	14,917,421	13,606,613
Issued corporate bonds	8 and 34	I	48,633,272	102,040,737
Current income tax liabilities	19			334,999,090
Subordinated corporate bonds	8 and 34	I	370,697,023	591,691,069
Provisions	15	J and R	9,949,389	10,555,723
Deferred income tax liabilities			31,743,632	71,842,583
Other non-financial liabilities	16		361,065,366	254,152,894
TOTAL LIABILITIES			7,174,458,841	6,844,610,284

SHAREHOLDERS’ EQUITY
Capital stock	27	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			1,030,218,406	1,030,218,406
Earnings reserved			2,048,482,452	1,502,265,879
Unappropriated retained earnings			1,230,835	1,096,256
Accumulated other comprehensive income			6,994,359	72,386,330
Net income of the period / fiscal year			92,844,076	1,055,812,360
TOTAL SHAREHOLDERS’ EQUITY			3,192,839,322	3,674,848,425
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			10,367,298,163	10,519,458,709

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
80	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Interest income		Q	540,353,189	1,266,840,991	1,138,132,072	2,187,162,529
Interest expense		Q	(375,758,611)	(937,325,056)	(736,937,228)	(1,337,646,249)
Net interest income			164,594,578	329,515,935	401,194,844	849,516,280
Commissions income	20	Q	98,112,052	185,136,895	106,130,013	215,892,550
Commissions expense		Q	(10,043,606)	(16,935,923)	(8,257,648)	(16,712,862)
Net commissions income			88,068,446	168,200,972	97,872,365	199,179,688
Subtotal (Net interest income plus Net commissions income)			252,663,024	497,716,907	499,067,209	1,048,695,968
Net gain from measurement of financial instruments at fair value through profit or loss		Q	96,428,495	1,458,335,551	180,147,274	205,214,502
Profit from sold or derecognized assets at amortized cost					4	279
Differences in quoted prices of gold and foreign currency	21		2,699,949	87,957,497	279,278,702	446,434,090
Other operating income	22		17,983,531	48,156,466	20,683,231	39,668,955
Credit loss expense on financial assets			(17,933,443)	(35,891,227)	(20,531,576)	(36,482,978)
Net operating income			351,841,556	2,056,275,194	958,644,844	1,703,530,816
Employee benefits	23		(107,741,828)	(231,889,620)	(110,335,776)	(215,013,084)
Administrative expenses	24		(50,672,660)	(115,224,317)	(61,255,869)	(112,644,152)
Depreciation and amortization of fixed assets		F and G	(21,627,566)	(44,867,495)	(22,525,888)	(44,661,918)
Other operating expenses	25		(114,804,690)	(260,336,477)	(134,322,009)	(241,197,978)
Operating income			56,994,812	1,403,957,285	630,205,302	1,090,013,684
(Loss) / income from subsidiaries, associates and joint arrangements	10		(12,751,483)	(4,533,193)	1,448,718	7,171,082
Loss on net monetary position			(406,574,336)	(1,331,789,318)	(397,163,862)	(795,683,570)
(Loss) / income before tax on continuing operations			(362,331,007)	67,634,774	234,490,158	301,501,196
Income tax on continuing operations	19.b)		128,619,701	25,209,302	(70,531,960)	(92,643,619)
Net (loss) / income from continuing operations			(233,711,306)	92,844,076	163,958,198	208,857,577
Net (loss) / income of the period			(233,711,306)	92,844,076	163,958,198	208,857,577

Jorge Pablo Brito
81	Chairperson

SEPARATE EARNINGS PER SHARE

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Net profit attributable to parent’s shareholders	(233,711,306)	92,844,076	163,958,198	208,857,577
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	(233,711,306)	92,844,076	163,958,198	208,857,577
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	(365.5092)	145.2020	256.4199	326.6396

Jorge Pablo Brito
82	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Net (loss) / income of the period			(233,711,306)	92,844,076	163,958,198	208,857,577
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(4,219,073)	(20,893,487)	(227,121)	(1,201,891)
Foreign currency translation differences of the period			(4,219,073)	(20,893,487)	(227,121)	(1,201,891)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(38,309,759)	(44,839,273)	8,021,957	5,006,836
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(58,529,672)	(57,791,188)	12,866,700	4,051,503
Adjustment for reclassification of the period			(408,419)	(11,192,309)	(525,227)	3,651,320
Income tax	19.b)		20,628,332	24,144,224	(4,319,516)	(2,695,987)
Interest in other comprehensive income of associates and joint ventures accounted for using the participation method			(5,426,315)	340,789	200,786	367,755
(Loss) / income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method			(5,426,315)	340,789	200,786	367,755
Total other comprehensive (loss) / income that will be reclassified to profit or loss			(47,955,147)	(65,391,971)	7,995,622	4,172,700
Total other comprehensive (loss) / income			(47,955,147)	(65,391,971)	7,995,622	4,172,700
Total comprehensive (loss) / income of the period			(281,666,453)	27,452,105	171,953,820	213,030,277

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
83	Chairperson

CONDESED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,030,218,406	20,063,329	52,323,001	616,106,713	886,159,166	1,056,908,616	3,674,848,425
Total comprehensive income of the period
- Net income of the period									92,844,076	92,844,076
- Other comprehensive loss of the period					(20,893,487)	(44,498,484)				(65,391,971)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							211,162,472		(211,162,472)
- Reserve for dividends pending Central Bank of Argentina’s authorization (1)								335,054,101	(842,622,098)	(507,567,997)
- Personal assets tax on shares and equity interests									(1,893,211)	(1,893,211)
Amount at the end of the period		639,413	12,429,781	1,030,218,406	(830,158)	7,824,517	827,269,185	1,221,213,267	94,074,911	3,192,839,322

(1) See Note 30 to the condensed interim consolidated Financial Statements.

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,030,218,406	2,519,574	(2,343,863)	567,918,559	1,015,518,141	241,705,524	2,868,605,535
Total comprehensive income of the period
- Net income of the period									208,857,577	208,857,577
- Other comprehensive income of the period					(1,201,891)	5,374,591				4,172,700
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							48,188,154		(48,188,154)
- Reserve for dividends pending Central Bank of Argentina’s authorization								(129,358,975)	(188,991,150)	(318,350,125)
- Personal assets tax on shares and equity interests									(3,429,964)	(3,429,964)
Amount at the end of the period		639,413	12,429,781	1,030,218,406	1,317,683	3,030,728	616,106,713	886,159,166	209,953,833	2,759,855,723

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L. O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
84	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	06/30/2024	06/30/2023
Cash flows from operating activities
Income of the period before income tax		67,634,774	301,501,196
Adjustment for the total monetary effect of the period		1,331,789,318	795,683,570
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		44,867,495	44,661,918
Credit loss expense on financial assets		35,891,227	36,482,978
Difference in quoted prices of foreign currency		(60,426,874)	(269,380,328)
Other adjustments		(1,134,022,499)	683,004,875
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		(1,174,091,606)	(969,836,849)
Derivative financial instruments		(40,208,152)	(741,292)
Repo transactions		948,318,783	(155,908,645)
Loans and other financing
Non-financial public sector		(36,587,727)	(56,615,955)
Other financial entities		(36,531,035)	(2,641,636)
Non-financial private sector and foreign residents		(330,649,358)	46,078,998
Other debt securities		100,299,283	431,663,243
Financial assets delivered as guarantee		63,306,949	20,105,950
Equity instruments at fair value through profit or loss		(1,016,058)	(30,348)
Other assets		63,145,357	(91,143,764)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		458,712,453	(123,419,886)
Financial sector		(4,257,353)	1,667,906
Non-financial private sector and foreign residents		485,493,355	(87,740,216)
Liabilities at fair value through profit or loss			136,931
Derivative financial instruments		54,199	27,778
Repo transactions		(42,428,741)	27,080,565
Other liabilities		(84,047,675)	10,251,168
Income tax payments		(221,882,967)	(34,283,446)
Total cash from operating activities (A)		433,363,148	606,604,711

Jorge Pablo Brito
85	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	06/30/2024	06/30/2023
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(45,837,052)	(43,021,144)
Total cash used in investing activities (B)		(45,837,052)	(43,021,144)
Cash flows from financing activities
Payments:
Dividends	37	(256,347,916)	(16,173)
Non-subordinated corporate bonds		(16,999,236)	(110,868)
Subordinated corporate bonds		(12,230,289)	(11,801,670)
Other payments related to financing activities		(2,994,681)	(4,705,350)
Collections / Incomes:
Financing from local financial entities		7,355,728	1,339,729
Total cash used in financing activities (C)		(281,216,394)	(15,294,332)
Effect of exchange rate fluctuations (D)		120,947,527	425,282,035
Monetary effect on cash and cash equivalents (E)		(768,241,578)	(1,627,558,836)
Net decrease in cash and cash equivalents (A+B+C+D+E)		(540,984,349)	(653,987,566)
Cash and cash equivalents at the beginning of the fiscal year	26	1,693,871,019	4,095,316,206
Cash and cash equivalents at the end of the period	26	1,152,886,670	3,441,328,640

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
86	Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements as of December 31, 2023, already issued, is a structured entity in which the Bank has control.

During 2023, 2022, 2021 and 2020 the Bank in conjunction with other entities of the argentine financial system made contributions in the company Play Digital SA for a total amount of 977,225 (not restated), reaching an equity interest of 9.1886%. See also Note 1 to the condensed consolidated interim Financial Statements.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU) at USD 5,218,800 payable with the proceeds of this company’s dividends. The main purpose of this company is grain brokerage. See also Note 9.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see Note 1 to the condensed consolidated interim Financial Statements.

On August 22, 2024, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the provincial and municipal Governments.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by the Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, and according an estimation calculated by the Bank, the Statement of income of the six-month period ended June 30, 2024, would have recorded a decrease in “Interest income” for an amount of 69,803 and, on the other hand, an increase in “Loss on net monetary position” for an amount of 6,550 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 78,086, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the six-month period ended June 30, 2023 a decrease in “Interest income” for an amount of 7,585,453 and on the other hand, an increase in “Loss on net monetary position” for an amount of 241,928 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 7,090,639, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates nor the total comprehensive income of the six-month periods ended June 30, 2024 and 2023.

Applicable Accounting Policies

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7899. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements as of December 31, 2023, already issued presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 9, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements were prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “(Loss) / income from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “(Loss) / income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the condensed separate interim statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balance”) of Banco Macro SA.

Standards amendments adopted in the fiscal year

Standards amendments adopted are described in Note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of June 30, 2024 and December 31, 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	06/30/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	1,993,559,983	2,142,205,257
Guarantees granted (1)	78,841,609	123,937,606
Overdraft and unused agreed commitments (1)	15,504,714	14,108,286
Subtotal	2,087,906,306	2,280,251,149
Less: Allowance for ECL	(3,485,476)	(2,461,080)
Total	2,084,420,830	2,277,790,069

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 1,061,489 and 1,175,348, as of June 30, 2024 and December 31, 2023, respectively. The Overdraft and unused agreed commitments include an amount of 1,113,195 and 21,034, as of June 30, 2024 and December 31, 2023, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Sundry debtors	120,432,485	162,218,269
Receivables from spot sales of foreign currency pending settlement	11,490,154	2,363,040
Receivables from spot sales of government securities pending settlement	1,350,429
Private securities	185,155	113,978
Other	756,919	953,531
Subtotal	134,215,142	165,648,818
Less: Allowances for ECL	(222,833)	(778,405)
Total	133,992,309	164,870,413

Disclosures related to allowance for ECL are detailed in Note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Non-financial public sector (1)	45,066,861	8,479,134
Other financial entities	46,825,914	10,294,879
Other financial entities	46,840,208	10,334,941
Less: allowance for ECL	(14,294)	(40,062)
Non-financial private sector and foreign residents	3,025,681,140	2,730,923,009
Overdrafts	348,586,631	309,088,530
Documents	623,410,908	571,287,182
Mortgage loans	294,559,917	284,111,414
Pledge loans	66,519,974	50,565,282
Personal loans	468,850,677	407,064,265
Credit cards	726,207,266	801,212,420
Financial leases	1,217,068	2,562,994
Other	560,784,696	369,796,533
Less: allowance for ECL	(64,455,997)	(64,765,611)
Total	3,117,573,915	2,749,697,022

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 8 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, Note 8 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements, letter of credits, which are not recognized in the condensed consolidated interim statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

7.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	06/30/2024	12/31/2023
Loans and other financing	3,182,044,206	2,814,502,695
Individual assessment	941,096,586	702,296,065
Collective assessment	2,240,947,620	2,112,206,630
Less: Allowance for ECL (1)	(64,470,291)	(64,805,673)
Total	3,117,573,915	2,749,697,022

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

As explained in Note 45.1.3 to the consolidated Financial Statements as of December 31, 2023, already issued, “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for expectations of increased risk due to the change in economic policy”, the Bank resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust imbalances macroeconomics and an inflation stabilization plan. As of June 30, 2024 and December 31, 2023, said adjustment was estimated at 3,529,297 and 19,735,686, respectively, as explained in the section "Adjustment for expectations of increased risk due to the change in economic policy" of the aforementioned note.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Internal rating		06/30/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		3,017,487,569	67,827,749		3,085,315,318	96.96
High grade	0.00% - 3.50%	2,748,732,595	16,533,502		2,765,266,097	86.91
Standard grade	3.51% - 7.00%	201,701,231	16,401,845		218,103,076	6.85
Sub-standard grade	7.01% - 33.00%	67,053,743	34,892,402		101,946,145	3.20
Past due but not impaired (1)	33.01% - 99.99%	23,709,571	39,779,060		63,488,631	2.00
Impaired	100%			33,240,257	33,240,257	1.04
	Total	3,041,197,140	107,606,809	33,240,257	3,182,044,206	100
	%	95.57	3.39	1.04	100

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,644,564,732	85,802,815		2,730,367,547	97.01
High grade	0.00% - 3.50%	2,462,719,969	31,132,791		2,493,852,760	88.61
Standard grade	3.51% - 7.00%	120,522,148	19,333,175		139,855,323	4.97
Sub-standard grade	7.01% - 33.00%	61,322,615	35,336,849		96,659,464	3.43
Past due but not impaired (1)	33.01% - 99.99%	17,181,834	36,653,466		53,835,300	1.91
Impaired	100%			30,299,848	30,299,848	1.08
	Total	2,661,746,566	122,456,281	30,299,848	2,814,502,695	100
	%	94.57	4.35	1.08	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

7.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

Internal rating		06/30/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		931,490,819	4,018,898		935,509,717	99.41
High grade	0.00% - 3.50%	871,849,702	638,893		872,488,595	92.71
Standard grade	3.51% - 7.00%	58,991,419	3,380,005		62,371,424	6.63
Sub-standard grade	7.01% - 33.00%	649,698			649,698	0.07
Past due but not impaired	33.01% - 99.99%
Impaired	100%			5,586,869	5,586,869	0.59
	Total	931,490,819	4,018,898	5,586,869	941,096,586	100
	%	98.98	0.43	0.59	100

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		680,360,242	12,752,427		693,112,669	98.69
High grade	0.00% - 3.50%	615,630,243	7,677,446		623,307,689	88.75
Standard grade	3.51% - 7.00%	36,898,953			36,898,953	5.25
Sub-standard grade	7.01% - 33.00%	27,831,046	5,074,981		32,906,027	4.69
Past due but not impaired	33.01% - 99.99%
Impaired	100%			9,183,396	9,183,396	1.31
	Total	680,360,242	12,752,427	9,183,396	702,296,065	100
	%	96.88	1.81	1.31	100

7.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

Internal rating		06/30/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,085,996,750	63,808,851		2,149,805,601	95.93
High grade	0.00% - 3.50%	1,876,882,893	15,894,609		1,892,777,502	84.46
Standard grade	3.51% - 7.00%	142,709,812	13,021,840		155,731,652	6.95
Sub-standard grade	7.01% - 33.00%	66,404,045	34,892,402		101,296,447	4.52
Past due but not impaired (1)	33.01% - 99.99%	23,709,571	39,779,060		63,488,631	2.83
Impaired	100%			27,653,388	27,653,388	1.24
	Total	2,109,706,321	103,587,911	27,653,388	2,240,947,620	100
	%	94.14	4.62	1.24	100

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,964,204,490	73,050,388		2,037,254,878	96.45
High grade	0.00% - 3.50%	1,847,089,726	23,455,345		1,870,545,071	88.56
Standard grade	3.51% - 7.00%	83,623,195	19,333,175		102,956,370	4.87
Sub-standard grade	7.01% - 33.00%	33,491,569	30,261,868		63,753,437	3.02
Past due but not impaired (1)	33.01% - 99.99%	17,181,834	36,653,466		53,835,300	2.55
Impaired	100%			21,116,452	21,116,452	1.00
	Total	1,981,386,324	109,703,854	21,116,452	2,112,206,630	100
	%	93.81	5.19	1.00	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	10,284,290			10,284,290	98.74
Financial trusts	131,492			131,492	1.26
Total	10,415,782			10,415,782	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	17,088,024			17,088,024	93.46
Financial trusts	1,195,738			1,195,738	6.54
Total	18,283,762			18,283,762	100
%	100			100

The related ECL for Corporate Bonds as of June 30, 2024 and December 31, 2023 amounted to 17,070 and 15,040, respectively. The ECL related to financial trusts as of June 30, 2024 and December 31, 2023 amounted to 44 and 251, respectively.

7.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A.

7.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	134,029,987			134,029,987	100
Total	134,029,987			134,029,987	100
%	100			100

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	165,534,840			165,534,840	100
Total	165,534,840			165,534,840	100
%	100			100

The ECL related to these types of instruments amounted to 222,833 and 778,405 as of June 30, 2024 and December 31, 2023, respectively.

Exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also shows the evolution of the forecasts for expected credit losses at the sector and product level.

7.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	1,979,525,078	14,030,271	4,634	1,993,559,983	95.58
Guarantees granted	77,780,120			77,780,120	3.73
Overdraft and unused agreed commitments	14,391,519			14,391,519	0.69
Total	2,071,696,717	14,030,271	4,634	2,085,731,622	100
%	99.33	0.67		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,127,359,778	14,841,102	4,377	2,142,205,257	93.99
Guarantees granted	122,762,258			122,762,258	5.39
Overdraft and unused agreed commitments	14,087,252			14,087,252	0.62
Total	2,264,209,288	14,841,102	4,377	2,279,054,767	100
%	99.35	0.65		100

The related ECL for undrawn commitments of credit cards and checking accounts as of June 30, 2024 and December 31, 2023 amounted to 3,180,990 and 1,770,613, respectively. The ECL related to guarantees granted as of June 30, 2024 and December 31, 2023 amounted to 244,933 and 613,451, respectively. The ECL related to overdraft and unused agreed commitments as of June 30, 2024 and December 31, 2023 amounted to 59,553 and 77,016, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2024 and December 31, 2023:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	3,955,650,008	3,934,620,033	21,015,779	14,196
Derivatives financial instruments (1)	40,370,314	19,367	40,350,947
Other financial assets	185,155			185,155
Investments in equity instruments	5,727,514	890,197		4,837,317

At fair value through OCI
Other debt securities	276,314,192	276,314,192
Total	4,278,247,183	4,211,843,789	61,366,726	5,036,668

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	189,282	153,014	36,268
Total	189,282	153,014	36,268

(1)	Includes the premium corresponding to the subscription of put options.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	2,781,558,402	2,765,063,868	16,481,921	12,613
Derivatives financial instruments	162,162	1,179	160,983
Other financial assets	113,978			113,978
Financial assets delivered as guarantee	45,354,604	45,354,604
Investments in equity instruments	4,711,456	1,013,332		3,698,124

At fair value through OCI
Other debt securities	396,892,443	396,892,443
Total	3,228,793,045	3,208,325,426	16,642,904	3,824,715

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	135,083	72,610	62,473
Total	135,083	72,610	62,473

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year for the financial assets recognized at fair value, categorized as level 3:

	As of June 30, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	12,613	113,978	3,698,124
Transfers to level 3
Transfers from level 3
Profit and loss	80,969	50,749	2,996,254
Recognition and derecognition	5,403	144,443
Monetary effects	(84,789)	(124,015)	(1,857,061)
Amount at the end of the period	14,196	185,155	4,837,317

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	5,776,645	276,638	3,834,711
Transfers to level 3
Transfers from level 3 (1)			(252,811)
Profit and loss	4,192,191	66,987	4,045,175
Recognition and derecognition	(6,211,651)
Monetary effects	(3,744,572)	(229,647)	(3,928,951)
Amount at the end of the fiscal year	12,613	113,978	3,698,124

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Note 10 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of June 30, 2024 and December 31, 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of June 30, 2024 and December 31, 2023:

	06/30/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,152,886,670	1,152,886,670			1,152,886,670
Other financial assets	133,807,154	133,807,154			133,807,154
Loans and other financing	3,117,573,915			2,876,471,041	2,876,471,041
Other debt securities	199,455,793	21,184,722	162,836,995		184,021,717
Financial assets delivered as guarantee	114,145,649	114,145,649			114,145,649
Total	4,717,869,181	1,422,024,195	162,836,995	2,876,471,041	4,461,332,231

Financial liabilities
Deposits	5,900,180,921	3,084,656,152		2,825,279,931	5,909,936,083
Other financial liabilities	437,082,535	423,237,839	13,252,058		436,489,897
Financing received from the BCRA and other financial institutions	14,917,421	14,745,977	171,444		14,917,421
Issued corporate bonds	48,633,272		48,874,569		48,874,569
Subordinated corporate bonds	370,697,023		344,637,853		344,637,853
Total	6,771,511,172	3,522,639,968	406,935,924	2,825,279,931	6,754,855,823

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,693,871,019	1,693,871,018			1,693,871,018
Repo transactions	948,318,783	948,318,782			948,318,782
Other financial assets	164,756,435	164,756,435			164,756,435
Loans and other financing	2,749,697,022			2,675,519,506	2,675,519,506
Other debt securities	250,409,769	76,082,991	99,891,707	87,568,336	263,543,034
Financial assets delivered as guarantee	132,097,994	132,097,994			132,097,994
Total	5,939,151,022	3,015,127,220	99,891,707	2,763,087,842	5,878,106,769

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	4,960,232,466	2,978,769,332		1,984,274,153	4,963,043,485
Repo transactions	42,428,741	42,428,741			42,428,741
Other financial liabilities	462,925,285	443,158,788	18,872,170		462,030,958
Financing received from the BCRA and other financial institutions	13,606,613	13,209,773	396,841		13,606,614
Issued corporate bonds	102,040,737		103,500,868		103,500,868
Subordinated corporate bonds	591,691,069		500,922,479		500,922,479
Total	6,172,924,911	3,477,566,634	623,692,358	1,984,274,153	6,085,533,145

9.	BUSINESS COMBINATIONS

9.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU). Detailed information on this transaction is included in Note 11.1 to the condensed consolidated interim Financial Statements.

9.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 11.2 to the condensed consolidated interim Financial Statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in Note 12 to the condensed consolidated interim Financial Statements.

11.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Investment property (see Exhibit F)	50,482,735	48,204,373
Advanced prepayments	14,131,699	8,982,074
Tax advances	2,517,066	20,095,095
Other	103,185	137,451
Total	67,234,685	77,418,993

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

- has control or joint control of the Bank;

- has significant influence over the Bank;

- is a member of the key management personnel of the Bank or of a parent of the Bank;

- members of the same group;

- one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2024 and December 31, 2023, amounts balances related to transactions generated with related parties are as follows:

	As of June 30, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	7,306									7,306
Derivative instruments									146,216	146,216
Other financial assets				14,205,034						14,205,034
Loans and other financing (3)
Other financial entities						13,736,201				13,736,201
Documents									270,874	270,874
Overdrafts					276			209,710	7,438,229	7,648,215
Credit cards								538,846	164,315	703,161
Financial leases					17,415				44,310	61,725
Personal loans								214		214
Mortgage loans								2,685,475		2,685,475
Other (4)								776,502	10,367,635	11,144,137
Guarantees granted									23,686,707	23,686,707
Total assets	7,306			14,205,034	17,691	13,736,201		4,210,747	42,118,286	74,295,265

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		64,832,310	605,735	1,786	207,526		346,206	16,115,200	2,135,211	84,243,974
Other financial liabilities								4,324	74,790	79,114
Issued corporate bonds		18,078								18,078
Subordinated corporate bonds				1,042,585	139,012					1,181,597
Other non-financial liabilities									2,612,426	2,612,426
Total liabilities		64,850,388	605,735	1,044,371	346,538		346,206	16,119,524	4,822,427	88,135,189

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for Loans and other financing as of June 30, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Banco BMA SAU, Key management personnel and Other related parties amounted to 10,290,251, 43,919, 16,630,852, 5,869,812 and 95,087,358, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	11,646								11,646
Other financial assets				14,968,086					14,968,086
Loans and other financing (3)
Documents								2,309,159	2,309,159
Overdrafts							453,414	4,785,721	5,239,135
Credit cards							876,813	231,635	1,108,448
Financial leases					55,686			92,766	148,452
Personal loans							8,288		8,288
Mortgage loans							2,268,613		2,268,613
Other (4)							624,031	8,551,467	9,175,498
Guarantees granted								47,383,381	47,383,381
Total assets	11,646			14,968,086	55,686		4,231,159	63,354,129	82,620,706

Liabilities
Deposits		28,377,133	464,809	44,370	20,081	547,086	9,007,480	26,848,078	65,309,037
Other financial liabilities							4,969	96,071	101,040
Issued corporate bonds		5,186,410							5,186,410
Subordinated corporate bonds				1,405,267	221,884				1,627,151
Other non-financial liabilities								4,533,394	4,533,394
Total liabilities		33,563,543	464,809	1,449,637	241,965	547,086	9,012,449	31,477,543	76,757,032

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 38,898,015, 123,148, 6,201,401 and 92,595,479, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2024 and 2023 with related parties are as follows:

	As of June 30, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		70,176			6,333	365,440	4	1,427,500	4,722,081	6,591,534
Interest expense					(70,717)	(1,266,707)	(44,019)	(40,871)	(1,045,824)	(2,468,138)
Commissions income		55,437		3,982			384	411	38,043	98,257
Commissions expense				(50,559)				(103)	(53,764)	(104,426)
Other operating income				3,706,959	5,471		1,597	12,100	21,093	3,747,220
Administrative expense									(2,838,829)	(2,838,829)
Other operating expense									(560,853)	(560,853)
Total income / (loss)		125,613		3,660,382	(58,913)	(901,267)	(42,034)	1,399,037	281,947	4,464,765

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

	As of June 30, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		13,004			16,945		1,168,788	3,702,293	4,901,030
Interest expense						(81,291)	(254,550)	(100,863)	(436,704)
Commissions income		89,672				1,356	312	61,105	152,445
Commissions expense				(42,087)			(100)	(52)	(42,239)
Other operating income		231,013	59	5,234,456	1,122			167	5,466,817
Credit loss expense on financial assets		211,059							211,059
Administrative expense								(2,187,745)	(2,187,745)
Other operating expense								(245,843)	(245,843)
Total income / (loss)		544,748	59	5,192,369	18,067	(79,935)	914,450	1,229,062	7,818,820

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2024 and 2023 amounted to 2,868,646 and 2,525,869, respectively.

In addition, fees received by the Directors as of June 30, 2024 and 2023 amounted to 23,211,098 and 5,600,097, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	06/30/2024	12/31/2023
Board of Directors	13	12
Senior managers of the key management personnel	10	11
Total	23	23

13.	DEPOSITS

The composition of deposits as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Non-financial public sector	793,932,728	335,220,275
Financial sector	9,086,294	13,343,647
Non-financial private sector and foreign residents	5,097,161,899	4,611,668,544
Checking accounts	580,809,501	578,561,015
Saving accounts	2,073,743,126	2,158,810,189
Time deposits	2,043,659,653	1,674,564,711
Investment accounts	330,382,618	121,272,967
Other	68,567,001	78,459,662
Total	5,900,180,921	4,960,232,466

14.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Credit and debit card settlement - due to merchants	332,134,250	351,173,475
Payment orders pending to foreign exchange settlement	38,339,284	48,373,499
Collections and other transactions on account and behalf of others	19,995,454	17,999,786
Amounts payable for spot purchases of foreign currency pending settlement	12,253,364	2,384,777
Finance leases liabilities	10,918,180	14,839,574
Amounts payable for spot purchases of government securities pending settlement	464,307
Other	22,977,696	28,154,174
Total	437,082,535	462,925,285

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of June 30, 2024 and December 31, 2023.

The expected terms to settle these obligations are as follows:

Composition	06/30/2024
	Within 12 months	Over 12 months	06/30/2024	12/31/2023
For administrative, disciplinary and criminal penalties		500	500	899
Letters of credits, guarantees and other commitments (1)	3,485,476		3,485,476	2,461,080
Commercial claims in progress (2)	1,117,371	1,447,391	2,564,762	3,950,529
Labor lawsuits	668,405	347,500	1,015,905	938,877
Pension funds - reimbursement	643,267	177,368	820,635	2,192,033
Other	630	2,061,481	2,062,111	1,012,305
Total	5,915,149	4,034,240	9,949,389	10,555,723

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 36.2.

16.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Dividends payable (1)	168,541,001	144,071
Withholdings and perceptions	67,457,292	65,891,231
Salaries, bonuses and payroll taxes payables	65,216,058	71,304,517
Taxes payables	29,919,094	55,325,137
Miscellaneous payables - provisions of goods and services	25,992,462	28,895,924
Retirement pension payment orders pending settlement	2,778,446	2,601,575
Directors’ and syndics’ fees payable	2,050	28,765,427
Other	1,158,963	1,225,012
Total	361,065,366	254,152,894

(1)	See Note 30 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

17.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2024 and December 31, 2023:

06/30/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	1,152,886,670
Debt securities at fair value through profit or loss		316,017,872	3,639,632,136
Derivative financial instruments		40,370,314
Other financial assets	46,669,312	44,444,540	42,878,457
Loans and other financing (1)	4,035,612	2,307,429,358	806,108,945
Other debt securities		405,814,770	69,955,215
Financial assets delivered as guarantee	114,145,649
Investments in equity instruments	5,727,514
Total assets	1,323,464,757	3,114,076,854	4,558,574,753

Liabilities
Deposits	3,055,467,094	2,844,685,018	28,809
Derivative financial instruments		189,282
Other financial liabilities		428,234,871	8,847,664
Financing received from the BCRA and other financial institutions		14,917,421
Issued corporate bonds		48,633,272
Subordinated corporate bonds		5,997,023	364,700,000
Total liabilities	3,055,467,094	3,342,656,887	373,576,473

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	1,693,871,019
Debt securities at fair value through profit or loss		2,743,808,415	37,749,987
Derivative financial instruments		162,162
Repo transactions		948,318,783
Other financial assets	56,382,049	27,279,848	81,208,516
Loans and other financing (1)	916,065	2,173,728,543	575,052,414
Other debt securities		175,485,174	471,817,038
Financial assets delivered as guarantee	122,715,592	54,737,006
Investments in equity instruments	4,711,456
Total assets	1,878,596,181	6,123,519,931	1,165,827,955

Liabilities
Deposits	2,933,527,951	2,026,354,016	350,499
Derivative financial instruments		135,083
Repo transactions		42,428,741
Other financial liabilities		449,413,520	13,511,765
Financing received from the BCRA and other financial institutions		13,606,613
Issued corporate bonds		102,040,737
Subordinated corporate bonds		10,318,213	581,372,856
Total liabilities	2,933,527,951	2,644,296,923	595,235,120

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

18.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 20 to the condensed consolidated interim Financial Statements.

19.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 21 to the condensed consolidated interim Financial Statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Current income tax (profit) / charge	(102,930,474)	14,889,649	72,835,707	93,492,685
Profit from deferred income tax	(25,689,227)	(40,098,951)	(2,303,747)	(849,066)
(Profit) / loss from income tax recognized in the income statement	(128,619,701)	(25,209,302)	70,531,960	92,643,619
(Profit) / loss from income tax recognized in other comprehensive income	(20,628,332)	(24,144,224)	4,319,516	2,695,987
Total	(149,248,033)	(49,353,526)	74,851,476	95,339,606

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of Note 21 to the condensed consolidated interim Financial Statements). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for the Bank for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the AFIP requesting that 654,673 paid as income tax for the 2022 tax period be reimbursed.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

20.	COMMISSIONS INCOME

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	54,926,473	104,050,759	62,584,947	125,400,372
Commissions related to cards	30,461,883	59,282,562	33,650,780	70,320,121
Commissions related to insurance	5,141,641	9,001,887	5,629,648	11,650,897
Commissions related to loans	3,122,727	4,005,011	467,049	742,350
Commissions related to trading and foreign exchange transactions	2,748,189	5,255,161	2,260,395	4,620,405
Commissions related to securities value	1,213,829	2,352,127	940,032	1,874,043
Commissions related to financial guarantees granted	19,772	21,252	57,204	65,482
Performance obligations satisfied over certain time period
Commissions related to cards	330,992	671,430	428,967	925,027
cards Commissions related to trading and foreign exchange transactions	119,731	465,873	94,501	189,136
Commissions related to loans	26,574	30,677	14,371	100,465
Commissions related to obligations	241	156	2,119	4,252
Total	98,112,052	185,136,895	106,130,013	215,892,550

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

21.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Translation of foreign currency assets and liabilities into pesos	2,589,076	87,608,417	277,990,806	444,137,658
Income from foreign currency exchange	110,873	349,080	1,287,896	2,296,432
Total	2,699,949	87,957,497	279,278,702	446,434,090

22.	OTHER OPERATING INCOME

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Adjustments and interest from other receivables	6,180,591	13,940,964	7,091,793	13,264,245
Services	4,889,843	9,253,292	4,899,972	10,323,560
Adjustments from other receivables with CER clauses	3,405,045	9,591,350	3,334,704	5,858,829
Other receivables from financial intermediation	1,172,133	3,775,092	1,203,470	1,786,894
Other	2,335,919	11,595,768	4,153,292	8,435,427
Total	17,983,531	48,156,466	20,683,231	39,668,955

23.	EMPLOYEE BENEFITS

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Remunerations	70,760,384	152,588,710	76,240,729	147,610,761
Payroll taxes	19,106,267	40,839,737	18,317,339	36,304,009
Compensations and bonuses to employees	14,006,033	31,282,348	11,966,229	23,674,797
Employee services	3,869,144	7,178,825	3,811,479	7,423,517
Total	107,741,828	231,889,620	110,335,776	215,013,084

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

24.	ADMINISTRATIVE EXPENSES

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Taxes	15,168,495	25,504,141	9,585,604	18,395,841
Maintenance, conservation and repair expenses	7,576,128	15,527,736	8,756,085	16,917,984
Armored truck, documentation and events	6,953,177	13,079,303	6,777,904	14,238,398
Other fees	6,115,588	11,323,688	6,150,940	11,630,208
Electricity and communications	5,846,380	11,493,933	4,720,152	9,609,738
Security services	5,334,617	9,532,909	5,115,310	10,239,921
Advertising and publicity	3,997,963	7,116,879	3,464,328	5,557,500
Software	3,022,547	6,078,470	4,612,355	8,202,582
Hired administrative services	2,591,510	4,572,911	1,657,662	2,041,270
Representation, travel and transportation expenses	1,134,883	1,899,417	1,058,018	2,037,705
Insurance	806,125	1,094,950	536,220	972,148
Stationery and office supplies	359,767	719,718	414,692	892,046
Leases	199,520	404,769	270,392	480,723
Fees to directors and syndics	(9,487,030)	3,855,705	6,384,367	8,215,432
Other	1,052,990	3,019,788	1,751,840	3,212,656
Total	50,672,660	115,224,317	61,255,869	112,644,152

25.	OTHER OPERATING EXPENSES

	06/30/2024		06/30/2023
Composition	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Turnover tax	53,042,762	150,202,327	74,583,617	138,103,050
From credit cards	28,728,415	58,791,801	26,230,732	49,912,008
Other adjustments and interests for miscellaneous obligations	14,136,820	14,772,391	1,460,002	1,928,013
Charges for other provisions	2,319,264	6,352,421	3,608,373	6,625,435
Deposit guarantee fund contributions	2,045,726	3,727,769	2,593,267	5,381,494
Insurance claims	1,366,949	2,525,554	1,059,165	2,114,654
Donations	537,461	1,165,641	732,114	1,681,085
Taxes	19,067	48,727	216,096	428,441
Loss from sale or depreciation of property, plant and equipment	(23,080)
Loss from sale or impairment of investment in properties and other non-financial assets			5	207,414
Other	12,631,306	22,749,846	23,838,638	34,816,384
Total	114,804,690	260,336,477	134,322,009	241,197,978

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

26.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	06/30/2024	12/31/2023	06/30/2023	12/31/2022
Cash and deposits in banks	1,152,886,670	1,693,871,019	1,165,489,731	1,343,651,227
Other debt securities			2,275,838,909	2,751,664,979
Total	1,152,886,670	1,693,871,019	3,441,328,640	4,095,316,206

27.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to June 30, 2024, amounted to 639,413. See also Exhibit K.

28.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.6285% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12755 issued on March 4, 2024.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

29.	RESTRICTED ASSETS

As of June 30, 2024 and December 31, 2023 the following Bank’s assets are restricted:

Composition	06/30/2024	12/31/2023
Debt securities at fair value through profit or loss and Other debt securities
• Discount Bonds in pesos governed by Argentine Law due in 2033, used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	3,140,348	1,705,325
• Discount Bonds in pesos governed by Argentine Law expired in 2033 for the minimum consideration required for the performance of Agents in the new categories provided for by Resolution No. 622/13 and amendments of the CNV.	906,496	492,261
• National Treasury Bonds in pesos with CER adjustment of 2% due on 11/09/2026 used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	382,887	425,975
• Discount Bonds in pesos governed by Argentine Law maturing in 2033, affected as collateral for the Sectoral Credit Program of the Province of San Juan, a productive investment financing fund.	229,697	256,431
• National Treasury Bonds in pesos adjusted by CER 4.25% due on 02/14/2025 as of June 30, 2024 and Argentine Nation Bonds in dual currency due on 02/28/2024, as of December 31, 2023, for the contribution to the Guarantee Fund II in BYMA in accordance with art. 45 of Law 26,831 and its complementary regulations established in the CNV Rules (NT 2013 and amendments)	28,966	2,284,745
• Discount Bonds in pesos governed by Argentine Law maturing in 2033 as of December 31, 2023, affected as collateral for the Regional Economies Competitiveness Program - IDB Loan No. 3174/OC-AR.		27,049
• Other.	7,216
Subtotal Debt securities at fair value through profit or loss and Other debt securities	4,695,610	5,191,786

Other financial assets
• Interests derived from contributions made as protector partner (1).	14,418,277	14,689,737
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,487
Subtotal Other financial assets	14,419,104	14,691,224

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	86,060,391	102,818,281
• Guarantee deposits related to credit and debit card transactions.	24,504,744	12,148,109
• For securities forward contracts.		54,737,006
• Other guarantee deposits.	3,580,514	7,749,202
Subtotal Financial assets delivered as guarantee	114,145,649	177,452,598

Other non-financial assets
• Real property related to a call option sold.	13,375,468	13,375,471

Subtotal Other non-financial assets	13,375,468	13,375,471
Total	146,635,831	210,711,079

(1)	As of June 30, 2024 and December 31, 2023, it corresponds to contributions to the Fintech SGR, Alianza SGR and Innova SGR risk fund. In order to maintain the tax benefits generated by these contributions, they must remain between two and three years from the date of their making.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

30.	TRUST ACTIVITIES

Note 33 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

30.1	Financial trusts for investment purposes

As of June 30, 2024 and December 31, 2023, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 316,647 and 309,716, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

30.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of June 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 5,220 and 4,739, respectively.

30.3	Trusts guaranteeing loans granted by the Bank

As of June 30, 2024 and December 31, 2023, considering the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 5,818,528 and 1,441,740, respectively.

30.4	Trusts in which the Bank acts as Trustee (Management)

As of June 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 14,243,269 and 12,439,439, respectively.

31.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) - Depositary Company, Clearing and Settlement Agent and Trading Agent - comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”, as described in Note 34.1.1 to the condensed consolidated interim Financial Statements. Note 34.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of June 30, 2024 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,061,970,695 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 29 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, Note 34.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

32.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2024 are described in Note 35 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

33.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 36.1 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-  Summary proceedings filed by the BCRA.

-  Penalties applied by the BCRA.

-  Penalties applied by the UIF.

-   Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

34.	CORPORATE BONDS ISSUANCE

Note 37.1 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds recognized by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 06/30/2024		06/30/2024	12/31/2023
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	370,697,023	591,691,069
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000		24,736,880
Non-subordinated – Class F	USD	53,000,000	USD	53,000,000	48,633,272	77,303,857
Total					419,330,295	693,731,806

35.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of June 30, 2024 and December 31, 2023 is as follows:

Composition	06/30/2024	12/31/2023
Custody of government and private securities and other assets held by third parties	5,029,148,301	4,207,727,379
Preferred and other collaterals received from customers (1)	1,072,763,676	993,847,989
Outstanding checks not yet paid	101,805,259	142,208,646
Checks already deposited and pending clearance	97,440,152	94,427,169

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

36.	TAX AND OTHER CLAIMS

36.1	Tax claims

Note 39.1 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

36.2	Other claims

Note 39.2 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

37.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 40 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on dividends distribution and the decisions made by the Shareholders’ Meeting held on April 12, 2024.

38.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 41 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Bank, effective for the month of June 2024, along with its integration (computable equity liability) at the end of such month:

Item	06/30/2024
Minimum capital requirement	587,871,427
Computable equity	2,721,634,475
Capital surplus	2,133,763,048

39.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 42 to the condensed consolidated interim Financial Statements.

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

114	Jorge Pablo Brito Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		06/30/2024			12/31/2023	06/30/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine government Treasury discount bonds in pesos adjusted by CER - Maturity: 06-30-2027 (1)	9241		1	3,609,164,395		3,609,164,395	(3,595,500,000)	13,664,395
Argentine government Treasury discount bonds in pesos adjusted by CER - Maturity: 06-30-2025	9244		1	314,580,812		314,580,812		314,580,812
Province of Neuquén Treasury bills S01 C01 - Maturity: 04-19-2026	42753		2	9,956,309	16,481,921	9,956,309		9,956,309
Argentine Treasury Bonds linked to the dollar – Maturity: 12-15-2026	9249		1	3,544,264		3,544,264		3,544,264
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	2,650,930	4,244,694	2,650,930		2,650,930
Argentine Treasury Bonds linked to the dollar – Maturity: 12-15-2027	9250		1	2,338,663		2,338,663		2,338,663
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696		1	551,112	286,507	551,112		551,112
Argentine government Treasury discount bonds in pesos adjusted by CER - Maturity: 06-30-2026	9240		1	374,231		374,231		374,231
Peso-denominated par bonds – Maturity: 12-31-2038	45695		1	330,280	2,211	330,280		330,280
Consolidation bonds in pesos, 10th series – Maturity: 02-05-2029	9153		1	289,348	2,688	289,348		289,348
Other				795,998	2,743,007,232	795,998	(492,768)	303,230
Subtotal local government securities (2)				3,944,576,342	2,764,025,253	3,944,576,342	(3,595,992,768)	348,583,574

Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	57118		2	11,059,470	17,520,536	11,059,470		11,059,470
Utility Company Securities			3	14,196	12,613	14,196		14,196
Subtotal local private securities (2)				11,073,666	17,533,149	11,073,666		11,073,666
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				3,955,650,008	2,781,558,402	3,955,650,008	(3,595,992,768)	359,657,240

1)	On July 1, 2024, the Bank exercised the put option corresponding to the instrument TZX27 for a total face value of 1,174,503,000.

2)	See Note 5 to the condensed consolidated interim Financial Statements.

115	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		06/30/2024			12/31/2023	06/30/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	273,267,710	333,112,032	273,267,710	(287,448,905)	(14,181,195)
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	3,010,180	3,956,257	3,010,180	(74,256,980)	(71,246,800)
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	36,302	33,196	36,302		36,302
Argentine Treasury Bonds in pesos adjustable by CER 3.75% - Maturity: 04-14-2024	9178				59,790,957
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2025	9131						(25,500)	(25,500)
Subtotal local government securities (3)				276,314,192	396,892,442	276,314,192	(361,731,385)	(85,417,193)
Total Other debt securities measured at fair value through other comprehensive income				276,314,192	396,892,442	276,314,192	(361,731,385)	(85,417,193)

Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	9196	118,369,954	2	133,809,417	80,834,107	133,809,417		133,809,417
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	9132	30,384,024	2	30,343,228	63,408,958	30,343,228		30,343,228
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	9166	8,843,137	2	11,879,761	25,314,685	11,879,761		11,879,761
Discount bonds in pesos 5.83% - Maturity: 12-31-2033	45696	4,394,258	1	4,949,593	2,687,814	4,949,593		4,949,593
Córdoba bills Series L - Maturity: 03-16-2025	42808	3,068,924	2	3,060,501		3,060,501		3,060,501
Province of Río Negro Treasury bills S03 - Maturity: 06-14-2024	42698				450,361
Subtotal local government securities				184,042,500	172,695,925	184,042,500		184,042,500

3)	See Note 9 to the condensed consolidated interim Financial Statements.

116	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		06/30/2024			12/31/2023	06/30/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
BCRA bills
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-18-2024		3,373,475	1	3,373,475	13,080,890	3,373,475		3,373,475
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-20-2024		1,641,150	1	1,641,150	2,616,178	1,641,150		1,641,150
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-03-2024					18,167,897
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-19-2024					7,267,162
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-15-2024					5,959,073
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-06-2024					4,069,610
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-08-2024					3,488,237
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-13-2024					3,052,208
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-18-2024					1,453,432
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-03-2024					290,687
Subtotal BCRA bills				5,014,625	59,445,374	5,014,625		5,014,625

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (4)	57081	4,229,596	1	2,903,694	4,636,613	2,903,694		2,903,694
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024 (4)	56207	3,938,962	1	2,684,444	4,277,164	2,684,444		2,684,444
Corporate bonds Vista Oil y Gas Argentina SAU C15 - Maturity: 01-20-2025 (4)	56637	3,607,281	1	2,474,907	3,945,694	2,474,907		2,474,907
Corporate bonds Volkswagen Financial Services C010 - Maturity: 10-12-2024	57447	1,655,967	2	1,811,462	3,458,339	1,811,462		1,811,462
Corporate bonds SME Liliana SRL Guaranteed S01 - Maturity: 04-18-2025	57457	376,254	2	392,713	755,174	392,713		392,713
Fiduciary debt securities Secubono Financial Trust S232 CL.A - Maturity: 08-28-2024	57664	109,148	2	104,698		104,698		104,698
Fiduciary Debt Securities Financial Trust Payway Collection Acel S01 CL.B – Maturity: 04-15-2025	57771	15,173	2	13,140		13,140		13,140
Fiduciary debt securities Secubono Financial Trust S231 CL.A - Maturity: 08-28-2024	57567	9,269	2	8,861		8,861		8,861
Fiduciary debt securities Moni Mobile Financial Trust S09 Class A - Maturity: 09-16-2024	57474	5,145	2	4,749	99,681	4,749		4,749
Fiduciary Debt Securities Financial Trust Confibono S73 CL.A – Maturity: 05-20-2024	57520		2		852,887
Other					242,919
Subtotal local private securities				10,398,668	18,268,471	10,398,668		10,398,668
Total Other debt securities measured at amortized cost				199,455,793	250,409,770	199,455,793		199,455,793
TOTAL OTHER DEBT SECURITIES				475,769,985	647,302,212	475,769,985	(361,731,385)	114,038,600

4)	Fair value obtained from the use of quotes in pesos.

117	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		06/30/2024			12/31/2023	06/30/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	3,503,478	3,001,215	3,503,478		3,503,478
C.O.E.L.S.A			3	1,107,703	435,812	1,107,703		1,107,703
Matba Rofex SA	30023		1	692,626	750,713	692,626		692,626
Sedesa			3	112,317	67,663	112,317		112,317
AC Inversora SA			3	39,182	70,439	39,182		39,182
Mercado a Término Rosario SA			3	25,702	46,205	25,702		25,702
Provincanje SA			3	15,290	27,487	15,290		15,290
Argencontrol SA			3	3,739	1,539	3,739		3,739
San Juan Tennis Club SA			3	437	786	437		437
Garantizar SGR			3	10	18	10		10
Subtotal local				5,500,484	4,401,877	5,500,484		5,500,484

- Foreign
Banco Latinoamericano de Comercio Exterior SA	80033		1	197,571	262,619	197,571		197,571
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80034		3	29,459	46,960	29,459		29,459
Subtotal foreign				227,030	309,579	227,030		227,030
Total measured at fair value through profit or loss				5,727,514	4,711,456	5,727,514		5,727,514
TOTAL EQUITY INSTRUMENTS				5,727,514	4,711,456	5,727,514		5,727,514
TOTAL GOVERNMENT AND PRIVATE SECURITIES				4,437,147,507	3,433,572,070	4,437,147,507	(3,957,724,153)	479,423,354

118	Jorge Pablo Brito Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	06/30/2024	12/31/2023
In normal situation	1,033,317,791	842,848,523
With senior “A” collateral and counter-collateral	70,722,092	92,458,627
With senior “B” collateral and counter-collateral	89,028,538	100,728,340
Without senior collateral or counter-collateral	873,567,161	649,661,556
Subject to special monitoring	4,374,381
In observation
With senior “B” collateral and counter-collateral	1,416,224
Without senior collateral or counter-collateral	2,958,157
Troubled	5,367,992	8,557,185
With senior “B” collateral and counter-collateral	4,110,701	6,552,921
Without senior collateral or counter-collateral	1,257,291	2,004,264
With high risk of insolvency		5,075,770
With senior “B” collateral and counter-collateral		4,876,264
Without senior collateral or counter-collateral		199,506
Irrecoverable		433,391
Without senior collateral or counter-collateral		433,391
Subtotal commercial	1,043,060,164	856,914,869

Jorge Pablo Brito
119	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	06/30/2024	12/31/2023
Performing	2,189,489,483	2,084,736,176
With senior “A” collateral and counter-collateral	197,031,034	158,505,460
With senior “B” collateral and counter-collateral	105,161,712	115,884,740
Without senior collateral or counter-collateral	1,887,296,737	1,810,345,976
Low risk	23,473,726	17,709,208
With senior “A” collateral and counter-collateral	932,296	457,137
With senior “B” collateral and counter-collateral	503,264	290,279
Without senior collateral or counter-collateral	22,038,166	16,961,792
Low risk - in special treatment	378,502	139,354
Without senior collateral or counter-collateral	378,502	139,354
Medium risk	16,851,513	11,836,961
With senior “A” collateral and counter-collateral	178,967	231,526
With senior “B” collateral and counter-collateral	394,325	285,891
Without senior collateral or counter-collateral	16,278,221	11,319,544
High risk	10,687,346	11,085,613
With senior “A” collateral and counter-collateral	714,456	325,698
With senior “B” collateral and counter-collateral	474,318	153,183
Without senior collateral or counter-collateral	9,498,572	10,606,732
Irrecoverable	6,917,114	5,437,780
With senior “A” collateral and counter-collateral	1,670	6,078
With senior “B” collateral and counter-collateral	263,251	573,784
Without senior collateral or counter-collateral	6,652,193	4,857,918
Subtotal consumer and mortgage	2,247,797,684	2,130,945,092
Total	3,290,857,848	2,987,859,961

Jorge Pablo Brito
120	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Statements of financial position is listed below:

	06/30/2024	12/31/2023
Loans and other financing	3,117,573,915	2,749,697,022
Added:
Allowances for loans and other financing	64,470,291	64,805,673
Adjustment amortized cost and fair value	7,567,520	19,185,201
Debt securities of financial trust - Measured at amortized cost	131,492	1,195,738
Corporate bonds	10,284,290	17,088,024
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(1,341,299)	(961,207)
Guarantees provided and contingent liabilities	92,171,639	136,849,510
Total computable items	3,290,857,848	2,987,859,961

Jorge Pablo Brito
121	Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	06/30/2024		12/31/2023
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	319,926,897	9.72	234,260,017	7.84
50 next largest customers	315,451,592	9.59	255,164,354	8.54
100 next largest customers	192,402,147	5.85	191,056,048	6.39
Other customers	2,463,077,212	74.84	2,307,379,542	77.23
Total (1)	3,290,857,848	100.00	2,987,859,961	100.00

(1)	See reconciliation in Exhibit B.

Jorge Pablo Brito
122	Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	639,045	2,685,081	5,851,269	4,803,244	21,597,004	33,595,426		69,171,069
Financial sector		46,394,148	193,416	2,164,571	1,246,926	509,850	48,099	50,557,010
Non-financial private sector and foreign residents	20,740,802	1,298,530,592	408,723,491	392,317,263	678,706,516	563,397,598	610,397,583	3,972,813,845
Total	21,379,847	1,347,609,821	414,768,176	399,285,078	701,550,446	597,502,874	610,445,682	4,092,541,924

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	194	5,664,299	2,547,936	196,346	327,206	377,636		9,113,617
Financial sector		6,616,332	671,537	4,696,389	7,023,593	3,837,261	1,252,949	24,098,061
Non-financial private sector and foreign residents	13,987,280	1,367,731,774	422,260,559	468,571,083	509,970,996	477,748,326	543,804,774	3,804,074,792
Total	13,987,474	1,380,012,405	425,480,032	473,463,818	517,321,795	481,963,223	545,057,723	3,837,286,470

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
123	Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Real property	538,138,926	50	2,391,616	1,725	4,972,249	75,197,132	276,209	621	6,143,903	81,616,623	463,884,443
Furniture and facilities	87,909,314	10	804,573		1,294,123	48,277,442	71		3,588,904	51,866,417	38,141,593
Machinery and equipment	136,133,912	5	8,128,949		278,409	101,010,328	(1)		6,910,132	107,920,459	36,620,811
Vehicles	18,366,344	5	980,858	674,682		13,106,534		506,990	986,541	13,586,085	5,086,435
Work in progress	15,320,649		8,699,723		(3,463,099)						20,557,273
Right of use real property	49,283,359	5	4,508,048	388,744		36,230,289		238,431	3,839,882	39,831,740	13,570,923
Right of use furniture	4,479,227	5				770,273				770,273	3,708,954
Total property, plant and equipment	849,631,731		25,513,767	1,065,151	3,081,682	274,591,998	276,279	746,042	21,469,362	295,591,597	581,570,432

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	532,974,712	50	3,053,643	285,854	2,396,425	63,440,930	(257,934)	49,363	12,063,499	75,197,132	462,941,794
Furniture and facilities	81,900,203	10	2,790,674		3,218,437	41,304,844	3,196		6,969,402	48,277,442	39,631,872
Machinery and equipment	120,017,669	5	15,471,105		645,138	85,703,160	2,260		15,304,908	101,010,328	35,123,584
Vehicles	15,735,561	5	4,132,281	1,485,084	(16,414)	12,508,233	12,139	1,204,320	1,790,482	13,106,534	5,259,810
Work in progress	7,257,682		16,153,826		(8,090,859)						15,320,649
Right of use real property	45,265,793	5	6,180,856	2,171,069	7,779	30,343,296	(1,250)	1,065,199	6,953,442	36,230,289	13,053,070
Right of use furniture		5	4,479,227						770,273	770,273	3,708,954
Total property, plant and equipment	803,151,620		52,261,612	3,942,007	(1,839,494)	233,300,463	(241,589)	2,318,882	43,852,006	274,591,998	575,039,733

Jorge Pablo Brito
124	Chairperson

EXHIBIT F
(continued)

CHANGE IN INVESTMENT PROPERTY
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	2,220,375	50				383,637			21,612	405,249	1,815,126
Other investment properties	47,006,696	50	2,350,637		(6)	639,061	6,429		44,228	689,718	48,667,609
Total investment property	49,227,071		2,350,637		(6)	1,022,698	6,429		65,840	1,094,967	50,482,735

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	2,220,376	50			(1)	335,677	6,369		41,591	383,637	1,836,738
Other investment properties	42,878,950	50	2,023,369	201,055	2,305,432	220,078	386,235	2,681	35,429	639,061	46,367,635
Total investment property	45,099,326		2,023,369	201,055	2,305,431	555,755	392,604	2,681	77,020	1,022,698	48,204,373

Jorge Pablo Brito
125	Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	70,082,515	5	2,810,527		3	54,183,168	(6,114)		4,160,132	58,337,186	14,555,859
Other intangible assets	260,225,453	5	20,093,838	302,287		173,823,243		96,372	19,172,161	192,899,032	87,117,972
Total intangible assets	330,307,968		22,904,365	302,287	3	228,006,411	(6,114)	96,372	23,332,293	251,236,218	101,673,831

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	62,486,464	5	7,596,885		(834)	43,757,473	(1,877)		10,427,572	54,183,168	15,899,347
Other intangible assets	216,685,350	5	43,549,429		(9,326)	138,437,150	1,975		35,384,118	173,823,243	86,402,210
Total intangible assets	279,171,814		51,146,314		(10,160)	182,194,623	98		45,811,690	228,006,411	102,301,557

Jorge Pablo Brito
126	Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	06/30/2024		12/31/2023
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,633,862,337	27.69	494,385,682	9.97
50 next largest customers	917,564,533	15.55	446,871,632	9.01
100 next largest customers	211,976,101	3.59	220,011,495	4.44
Other customers	3,136,777,950	53.17	3,798,963,657	76.58
Total	5,900,180,921	100.00	4,960,232,466	100.00

Jorge Pablo Brito
127	Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	5,457,069,297	169,034,382	341,372,438	7,455,143	36,046	8,569	5,974,975,875
From the non-financial government sector	762,191,439	20,792,744	18,417,250	16,565	1,697		801,419,695
From the financial sector	9,086,294						9,086,294
From the non-financial private sector and foreign residents	4,685,791,564	148,241,638	322,955,188	7,438,578	34,349	8,569	5,164,469,886
Derivative instruments	5,740	43,614	127,283	12,645			189,282
Other financial liabilities	412,277,921	1,767,885	1,711,544	3,396,108	4,430,725	15,514,346	439,098,529
Financing received from the BCRA and other financial institutions	5,364,952	3,092,769	6,469,809				14,927,530
Issued corporate bonds			49,540,748				49,540,748
Subordinated corporate bonds			12,113,510	12,113,511	24,227,021	376,813,511	425,267,553
Total	5,874,717,910	173,938,650	411,335,332	22,977,407	28,693,792	392,336,426	6,903,999,517

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
128	Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
		Over 1	Over 3	Over 6	Over 12
		month and	months and	months and	months and
	Up to 1	up to 3	up to 6	up to 12	up to 24	Over 24
Item	month	months	months	months	months	months	Total
Deposits	4,624,677,115	274,404,278	110,736,843	116,715,811	846,834	26,495	5,127,407,376
From the non-financial government sector	327,155,719	10,980,302	9,128,904		3,051		347,267,976
From the financial sector	13,343,647						13,343,647
From the non-financial private sector and foreign residents	4,284,177,749	263,423,976	101,607,939	116,715,811	843,783	26,495	4,766,795,753
Derivative instruments	22,922	107,864	4,297				135,083
Repo transactions	42,542,920						42,542,920
Other financial institutions	42,542,920						42,542,920
Other financial liabilities	428,600,403	2,048,431	1,943,864	3,849,169	6,798,158	22,604,846	465,844,871
Financing received from the BCRA and other financial institutions	6,707,055	6,330,805	653,364				13,691,224
Issued corporate bonds		90,303	26,717,209	78,973,529			105,781,041
Subordinated corporate bonds			19,310,299	19,310,299	38,620,598	619,993,454	697,234,650
Total	5,102,550,415	282,981,681	159,365,876	218,848,808	46,265,590	642,624,795	6,452,637,165

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

129	Jorge Pablo Brito Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

					Monetary
	Amounts at				effects
	beginning of		Decreases		generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	06/30/2024
Provisions for eventual commitments	2,461,080	2,357,774			(1,333,378)	3,485,476
For administrative, disciplinary and criminal penalties	899				(399)	500
Other	8,093,744	3,994,647		1,462,260	(4,162,718)	6,463,413
Total provisions	10,555,723	6,352,421		1,462,260	(5,496,495)	9,949,389

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

					Monetary
	Amounts at				effects
	beginning of		Decreases		generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2023
Provisions for eventual commitments	3,843,340	1,843,290			(3,225,550)	2,461,080
For administrative, disciplinary and criminal penalties	2,803				(1,904)	899
Other	11,285,030	12,595,784	101,065	5,358,957	(10,327,048)	8,093,744
Total provisions	15,131,173	14,439,074	101,065	5,358,957	(13,554,502)	10,555,723

130	Jorge Pablo Brito Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

131	Jorge Pablo Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	06/30/2024					12/31/2023
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	771,751,206	765,279,122	3,905,288	188,295	2,378,501	1,559,210,256
Debt securities at fair value through profit or loss (1)	21,035,849	21,035,849				2,769,036,709
Other financial assets	50,577,720	50,575,859	1,861			93,220,390
Loans and other financing	547,179,759	543,987,528	145,201		3,047,030	233,199,727
Other financial institutions	13,735,874	13,735,874
From the non-financial private sector and foreign residents	533,443,885	530,251,654	145,201		3,047,030	233,199,727
Other debt securities	13,113,972	13,113,972				72,338,041
Financial assets delivered as guarantee	20,885,108	20,885,108				79,346,918
Equity instruments at fair value through profit or loss	227,030	227,030				309,579
Investments in subsidiaries, associates and joint ventures	35,540,790	35,540,790				49,218,869

Total assets	1,460,311,434	1,450,645,258	4,052,350	188,295	5,425,531	4,855,880,489

Liabilities
Deposits	963,156,047	963,156,047				1,308,412,486
Non-financial government sector	41,915,975	41,915,975				61,722,324
Financial sector	8,013,795	8,013,795				12,774,700
Non-financial private sector and foreign residents	913,226,277	913,226,277				1,233,915,462
Other financial liabilities	67,366,316	65,582,738	1,496,487		287,091	73,332,818
Financing from the BCRA and other financial institutions	14,850,834	11,658,375	145,429		3,047,030	13,464,806
Issued corporate bonds	48,633,272	48,633,272				102,040,737
Subordinated corporate bonds	370,697,023	370,697,023				591,691,069
Other non-financial liabilities	2,900,539	2,900,539				6,593,391

Total liabilities	1,467,604,031	1,462,627,994	1,641,916		3,334,121	2,095,535,307

(1)	Mainly including Argentine government discount bonds in dual currency for 11,350 and Argentine government Treasury bonds tied to the US dollar for 5,943,458.

132	Jorge Pablo Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS8
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter- party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	4	4	1	30,987,825
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	5	4	30	38,621,559
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina – Non-financial sector	30	4		12,528,931
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter – Residents in Argentina - financial sector	38	33		3,957,724,153

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.
(2)	Related to compensated operations forward (OCT).
(3)	See Note 5 and Note 9 to the condensed consolidated interim Financial Statements.

133	Jorge Pablo Brito Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
For measurement of financial assets at fair value through profit or loss
Gain from government securities	93,363,919	1,481,672,493	185,888,107	213,499,273
Gain / (loss) from private securities	1,610,257	506,722	(4,941,762)	(3,949,517)
Gain from derivative financial instruments
Forward transactions	1,236,662	1,315,812	1,554,384	2,448,767
(Loss) / gain from other financial assets	(74,762)	45,239	(69,788)	(138,272)
Gain / (loss) from equity instruments at fair value through profit or loss	1,645,501	1,686,973	(188,824)	44,937
Gain / (loss) from sales or decreases of financial assets at fair value (1)	2,077,150	(14,878,898)	6,933,369	4,254,958
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(3,430,232)	(12,012,790)	(9,028,212)	(10,945,644)
Total	96,428,495	1,458,335,551	180,147,274	205,214,502

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

134	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Interest income
for cash and bank deposits	3,190,305	6,899,074	2,794,079	5,325,165
for government securities	65,078,394	99,615,902	567,319,345	1,078,971,341
for private securities	578,212	1,736,129	333,560	784,954
for loans and other financing
Non-financial public sector	823,141	2,798,675	12,000,869	13,781,112
Financial sector	735,974	1,748,921	918,333	1,407,889
Non-financial private sector
Overdrafts	41,963,768	98,601,390	59,357,784	102,307,049
Documents	40,879,986	103,510,955	51,544,197	93,176,653
Mortgage loans	73,849,360	190,518,301	63,484,186	114,090,141
Pledge loans	2,963,713	6,689,974	4,166,689	7,854,182
Personal loans	89,042,631	167,475,688	112,894,483	232,223,734
Credit cards	54,317,361	125,267,613	86,920,520	170,559,846
Financial leases	128,929	318,503	448,218	978,138
Other	51,005,900	127,460,699	63,132,965	114,083,781
for repo transactions
Central Bank of Argentina	39,115,076	186,816,603	68,187,967	99,058,409
Other financial institutions	108,012	184,170		70,142
Total	463,780,762	1,119,642,597	1,093,503,195	2,034,672,536
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(31,031,442)	(90,903,358)	(49,837,742)	(77,018,312)
Saving accounts	(8,974,502)	(23,162,026)	(7,954,535)	(13,846,150)
Time deposits and investments accounts	(325,544,886)	(799,118,117)	(663,547,624)	(1,218,067,811)
for Financing received from the BCRA and other financial institutions	(1,588,558)	(2,451,497)	(816,678)	(1,793,377)
for repo transactions
Other financial institutions	(1,894,655)	(6,766,576)	(8,419,975)	(14,123,762)
for other financial liabilities	(64,946)	(196,015)	(267,681)	(451,382)
for issued corporate bonds	(713,149)	(1,625,571)	(72,648)	(146,571)
for other subordinated corporate bonds	(5,946,473)	(13,101,896)	(6,020,345)	(12,198,884)
Total	(375,758,611)	(937,325,056)	(736,937,228)	(1,337,646,249)

135	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
for debt government securities	76,572,427	147,198,394	(58,529,672)	(57,791,188)	44,628,877	152,489,993	12,866,700	4,051,503
Total	76,572,427	147,198,394	(58,529,672)	(57,791,188)	44,628,877	152,489,993	12,866,700	4,051,503

	Income of the period
Item	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023
Commissions income
Commissions related to obligations	54,926,714	104,050,915	62,587,066	125,404,624
Commissions related to credits	3,149,301	4,035,688	481,420	842,815
Commissions related to loans commitments and financial guarantees	19,772	21,252	57,204	65,482
Commissions related to securities value	1,213,829	2,352,127	940,032	1,874,043
Commissions for credit cards	30,792,875	59,953,992	34,079,747	71,245,148
Commissions for insurances	5,141,641	9,001,887	5,629,648	11,650,897
Commissions related to trading and foreign exchange transactions	2,867,920	5,721,034	2,354,896	4,809,541
Total	98,112,052	185,136,895	106,130,013	215,892,550

Commissions expenses
Commissions related to trading and foreign exchange transactions	(789,389)	(1,262,591)	(787,461)	(1,262,433)
Other
Commissions paid ATM exchange	(5,950,845)	(9,594,043)	(4,199,101)	(9,005,474)
Checkbooks commissions and clearing houses	(2,531,556)	(4,526,782)	(2,205,976)	(4,391,524)
Credit cards and foreign trade commissions	(771,816)	(1,552,507)	(1,065,110)	(2,053,431)
Total	(10,043,606)	(16,935,923)	(8,257,648)	(16,712,862)

136	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	06/30/2024
Other financial assets	778,405	(225,721)			(329,851)	222,833
Loans and other financing	64,805,673	12,886,861	5,313,919	12,314,098	(30,850,260)	64,470,291
Other financial institutions	40,062	(8,421)	2		(17,349)	14,294
To the non-financial private sector and foreign residents
Overdrafts	4,477,462	3,397,144	857,735	245,715	(2,264,487)	6,713,569
Documents	5,729,762	2,663,368	(385,041)	(248,196)	(2,726,710)	5,033,183
Mortgage loans	8,512,035	658,595	612,327	863,803	(3,948,355)	6,698,405
Pledge loans	628,742	375,356	239,253	226,964	(318,778)	1,151,537
Personal loans	17,322,705	1,634,374	1,836,281	4,359,985	(8,187,359)	16,965,986
Credit cards	18,465,185	1,040,678	2,990,706	5,645,582	(8,869,864)	19,272,287
Financial leases	47,591	(11,920)	(2,327)		(20,231)	13,113
Other	9,582,129	3,137,687	(835,017)	1,220,245	(4,497,127)	8,607,917
Eventual commitments	2,461,080	1,945,095	300,523		(1,221,222)	3,485,476
Other debt securities	15,291	10,089			(8,266)	17,114
Total allowances	68,060,449	14,616,324	5,614,442	12,314,098	(32,409,599)	68,195,714

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	509,668	830,586			(561,849)	778,405
Loans and other financing	61,524,165	31,500,924	12,841,589	28,399,741	(69,460,746)	64,805,673
Other financial institutions	45,576	57,993			(63,507)	40,062
To the non-financial private sector and foreign residents
Overdrafts	2,948,783	3,595,628	521,183	1,536,404	(4,124,536)	4,477,462
Documents	3,138,799	4,109,489	1,957,525	1,414,624	(4,890,675)	5,729,762
Mortgage loans	6,683,851	(322,570)	1,700,673	7,319,431	(6,869,350)	8,512,035
Pledge loans	1,061,648	(43,145)	440,209	47,456	(877,426)	628,742
Personal loans	23,219,707	9,665,755	914,040	6,940,403	(23,417,200)	17,322,705
Credit cards	15,483,580	10,292,811	2,963,835	9,525,177	(19,800,218)	18,465,185
Financial leases	121,124	(18,215)	23,985	24,395	(103,698)	47,591
Other	8,821,097	4,163,178	4,320,139	1,591,851	(9,314,136)	9,582,129
Eventual commitments	3,843,340	1,930,293	46,683		(3,359,236)	2,461,080
Other debt securities	4,453	22,621			(11,783)	15,291
Total allowances	65,881,626	34,284,424	12,888,272	28,399,741	(73,393,614)	68,060,449

137	Jorge Pablo Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 15, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer